Filed by BioNTech SE

(Commission File No. 001-39081)

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject Company: CureVac N.V.

(Commission File No.: 001-39446)

Registration No.: 333-289468

Update dated November 11, 2025

to the UK Exemption Document dated October 20, 2025

for the public offer to the shareholders of CureVac N.V. of 15,061,575 newly registered

American Depositary Shares of BioNTech SE

by

BioNTech SE

(Mainz, Federal Republic of Germany)

in exchange for

all issued ordinary shares of

CureVac N.V.

(Tübingen, Federal Republic of Germany)

This update dated November 11, 2025 (the “Update”) constitutes an update to the exemption document dated October 20, 2025 (the “Exemption Document”) of BioNTech SE (the “Company”).

This Update does not constitute a supplement to a prospectus within the meaning of Article 23(1) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 and its implementing legislation, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 as amended (the “Prospectus Regulation”).

This Update should only be distributed in connection with the Exemption Document. It should only be read in conjunction with the Exemption Document.

As this Update is not a supplement to a prospectus within the meaning of Article 23(1) of the Prospectus Regulation, investors who have already agreed to purchase or subscribe for the Offer ADSs pursuant to the public offer of the Offer ADSs in the United Kingdom contemplated by the Exemption Document before this Update is published do not have any additional right to withdraw their acceptances as a result of the publication of this Update .The rights of withdrawal of investors in the United Kingdom are set out in section “3.1.2.15 Withdrawal Rights” of the Exemption Document.

This Update has been prepared following the publication of the Company’s unaudited interim condensed consolidated financial statements of the Company as of and for the three and nine months ended September 30, 2025 on November 3, 2025 and other recent developments.

This Update has not been subject to the scrutiny and approval by the relevant competent authority in accordance with Articles 20 and 23 of the Prospectus Regulation.

This Update will be published in accordance with Article 21(2) of the Prospectus Regulation on the Company’s website at https://investors.biontech.de under the “Investors — CureVac Tender Offer — CureVac Tender Offer Materials for UK Investors” section.

The following changes are made to the Exemption Document:

1.	In section “1.2.2 What is the key financial information regarding the Issuer?”, beginning on page S-2 of the Exemption Document, the text shall be replaced by the following text:

“The unaudited interim condensed consolidated financial statements of the Company as of and for the three and nine months ended September 30, 2025 were prepared by the Company in accordance with IFRS Accounting Standards applicable on interim financial reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union. The audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 have been prepared by the Company in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and adopted by the European Union and the additional requirements of German commercial law pursuant to Section 315e para. 3 in conjunction with para. 1 of the German Commercial Code (Handelsgesetzbuch). The audited consolidated financial statements of the Company as of and for the years ended December 31, 2023 and December 31, 2022 have been prepared by the Company in accordance with International Financial Reporting Standards as adopted by the European Union and the additional requirements of German commercial law pursuant to Section 315e para. 3 in conjunction with para. 1 of the German Commercial Code (Handelsgesetzbuch).

In this summary of the Exemption Document, where financial information is presented as “audited” in tables, this means that it was taken from the audited consolidated financial statements referred to above. Where financial information is presented in tables as “unaudited”, this indicates that the financial information has not been taken from the audited consolidated financial statements referred to above but has been taken either from the unaudited interim condensed consolidated financial statements referred to above, or from the Company’s accounting records or internal management reporting system, or has been calculated based on figures from the above-mentioned sources. Financial information presented in parentheses or preceded by a “minus” sign denotes a negative amount.

1.2.2.1	Key financial information from the consolidated statements of profit or loss

(in millions €, unless otherwise indicated)	Nine months ended September 30,		Years ended December 31,
	2025	2024	2024	2023	2022
	(unaudited)		(audited, unless otherwise indicated)
Revenues	1,962.5	1,561.1	2,751.1	3,819.0	17,310.6
Period-on-period revenue growth (in %) (unaudited)	25.7	—	(28.0)	(77.9)	—
Operating profit / (loss)	(1,082.1)	(1,462.9)	(1,314.3)	690.4	12,642.7
Net profit / (loss)	(831.1)	(924.8)	(665.3)	930.3	9,434.4
Earnings / (Loss) per share
Basic earnings / (loss) per share	(3.45)	(3.83)	(2.77)	3.87	38.78
Diluted earnings / (loss) per share	(3.45)	(3.83)	(2.77)	3.83	37.77

1.2.2.2	Key financial information from the consolidated statements of financial position

(in millions €)	As of September 30,	As of December 31,
	2025	2024	2023	2022
	(unaudited)	(audited)
Total assets	21,341.1	22,529.7	23,006.3	23,279.1
Total equity	18,477.3	19,411.1	20,245.9	20,055.6

1.2.2.3	Key financial information from the consolidated statements of cash flows

(in millions €)	Nine months ended September 30,		Years ended December 31,
	2025	2024	2024	2023	2022
	(unaudited)		(audited)
Net cash flows from / (used in) operating activities	146.5	671.0	207.7	5,371.4	13,577.4
Net cash flows from / (used in) investing activities	257.1	(2,687.9)	(2,081.2)	(6,954.5)	(35.3)
Net cash flows used in financing activities	(38.6)	(38.6)	(45.9)	(778.6)	(1,419.3)
Cash and cash equivalents as of the end of the period	10,092.9	9,624.6	9,761.9	11,663.7	13,875.1

”

2.

In section “1.1.1 Demand for our COVID-19 vaccine, though difficult to predict, is expected to continue to decrease in the near future. Changing market dynamics will impact our revenues, which currently depends heavily on sales of our COVID-19 vaccine, and result in challenges relating to production of our COVID-19 vaccine.” beginning on page 1 of the Exemption Document, the fourth bullet of the list following the first paragraph shall be replaced by the following bullet:

“•

the extent to which changes in local, national and state government policy preferences in the United States of America, or the “United States” or “U.S.”, and other jurisdictions, including in vaccine recommendations, and evolving public sentiment affect demand for COVID-19 vaccines or mRNA therapeutics and our ability to successfully commercialize our product candidates, if approved;”

3.

In section “1.1.3 If we are unable to continue to increase our marketing and sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and other jurisdictions, if approved, or generate sufficient product sales revenue.” on page 4 of the Exemption Document, the first two sentences shall be replaced by the following text:

“We have only relatively recently developed our sales, distribution or marketing capabilities in the Federal Republic of Germany, or “Germany”, and Türkiye. With respect to our COVID-19 vaccine, we rely heavily on the sales, distribution, and marketing capabilities of our partners, except in Germany and Türkiye.”

4.

In section “1.1.7 Government policies, including relating to manufacturing, export controls, or tariffs, and negative public perception regarding vaccines and mRNA-based therapeutics could severely and adversely impact the manufacturing and sales of our COVID-19 vaccine and other product candidates we may develop, if approved.” on page 6 of the Exemption Document, the following text shall be added at the end of the first paragraph:

“For example, the FDA’s approval of our LP.8.1-adapted monovalent COVID-19 vaccine is in a narrower patient population than our previous variant-adapted vaccines.”

5.

In section “1.2.3 Long-term sustainable profitability is difficult to achieve and maintain over time and is highly dependent on various factors.” beginning on page 15 of the Exemption Document, the third sentence of the first paragraph shall be replaced by the following text:

“Variations driven by factors such as new virus variants, regional policy changes, and public health measures may impact long-term demand of our COVID-19 vaccine.”

6.

In section “1.2.5 The amount of, and our ability to use, net operating losses and research and development credits to offset future taxable income may be subject to certain limitations and uncertainty. In addition, pending and future tax audits within our Group, disputes with tax authorities and changes in tax law or fiscal regulations could lead to additional tax liabilities. We are subject to routine tax audits by the respective local tax authorities. Any additional tax liability could have an adverse effect on our business, financial conditions, results of operations or prospects.” on page 18 of the Exemption Document, the fifth paragraph shall be replaced by the following text:

“Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. Taxable income exceeding NOLs will be subject to taxation resulting in tax liabilities. As described above, we incurred significant net losses in every year since our inception other than 2018, 2021, 2022 and 2023 and anticipate that in the future, we may incur losses for the majority of the group entities. Our ability to utilize our NOL or credit carryforwards in the United States and for some other group entities is uncertain; therefore, we do not recognize deferred tax assets on NOLs and tax credit carryforwards in the United States, as the requirements of IAS 12 are not fulfilled.”

7.

In section “1.2 Risks Related to our Financial Condition and Capital Requirements” beginning on page 13 of the Exemption Document, the following section “1.2.8 If we fail to appropriately account for complex terms in our collaboration and licensing agreements, we could be required to restate our financial statements.” shall be inserted after section “1.2.7 We may require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.” and the remaining sub-sections in this section shall be renumbered accordingly:

“1.2.8	If we fail to appropriately account for complex terms in our collaboration and licensing agreements, we could be required to restate our financial statements.

Our collaboration and licensing agreements, including our license agreement with Bristol-Myers Squibb Company, involve complex terms and significant judgment in determining the appropriate accounting treatment. The accounting for such agreements is often subject to interpretation and evolving guidance. If our accounting assessments are later determined to be incorrect, we may be required to restate previously issued financial statements, which could have a material adverse effect on our financial condition and results of operations.”

8.

In section “1.3.1 Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our technology platforms. If we and our collaborators are unable to obtain approval for and effectively commercialize our product candidates for the treatment of patients in their intended indications, our business would be significantly harmed.” beginning on page 23 of the Exemption Document, the following text shall be inserted after the sixth sentence in the third paragraph:

“For example, the FDA’s approval of our LP.8.1-adapted monovalent COVID-19 vaccine is in a narrower population than our previous variant-adapted vaccines.”

9.

In section “2.7 Documents Available for Inspection” beginning on page 98 of the Exemption Document, after the sixth bullet of the list following the first paragraph, the following bullet shall be added:

“•

the unaudited interim condensed consolidated financial statements of the Company as of and for the three and nine months ended September 30, 2025, prepared in accordance with the IFRS Accounting Standards applicable to interim financial reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union, or the “Q3 Unaudited Interim Condensed Consolidated Financial Statements”.”

10.

In section “2.10.1 Sales, general and administrative expenses” beginning on page 100 of the Exemption Document, the following columns titled “Three months ended September 30, 2025 | 2024 (unaudited)” and “Nine months ended September 30, 2025 | 2024 (unaudited)” shall be added to the table after the second paragraph:

“	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in millions €)	(unaudited)		(unaudited)
Sales and marketing expenses	27.3	18.1	60.7	46.6
+ general and administrative expenses(1)	121.2	132.4	345.8	420.3

= Sales, general and administrative expenses (unaudited)	148.5	150.5	406.5	466.9

(1)

Adjustments to the figures related to the year ended December 31, 2022 were initially made in our Audited Consolidated Financial Statements 2023 due to change in functional allocation of general and administrative expenses and other operating expenses, see section “9.5.1 Consolidated Statements of Profit or Loss” and Note 7.2 to our Audited Consolidated Financial Statements 2024.”

11.

In section “2.10.2 Capital expenditures for operating activities” beginning on page 101 of the Exemption Document, the following columns titled “Three months ended September 30, 2025 | 2024 (unaudited)” and “Nine months ended September 30, 2025 | 2024 (unaudited)” shall be added to the table after the second paragraph:

“	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in millions €)	(unaudited)		(unaudited)
Additions to acquisition and production costs for property, plant and equipment(1)	39.2	72.8	123.2	219.9
+ additions to acquisition costs for other intangible assets(1)	2.7	23.6	575.0	104.1
- excluding expenditure for non-operating activities related to business combinations, licensing and collaboration agreements (unaudited)	—	(17.3)	(565.1)	(87.7)

= Capital expenditures for operating activities (unaudited)	41.9	79.1	133.1	236.3

(1)

‘Additions to acquisition and production costs for property, plant and equipment’ and ‘additions to acquisition costs for other intangible assets’ as disclosed in Notes 11 and 10 to our Audited Consolidated Financial Statements 2024, respectively. Excludes acquisition and production costs related to the acquisition of subsidiaries and business.”

12.	In section “8.6 No Significant Change” on page 201 of the Exemption Document, the text shall be replaced by the following text:

“There have been no significant changes in the Group’s financial position or financial performance since September 30, 2025. For information on recent developments and full-year trends, see section “24 Recent Developments and Outlook”.”

13.	In section “9 Operating and Financial Review” on page 202 of the Exemption Document, the first three paragraphs shall be replaced by the following text:

“Investors should read the following discussion and analysis of our results of operations, financial position and cash flows in conjunction with sections “1 Risk Factors”, “2.5 Forward-Looking Statements”, “2.8 Note Regarding the Presentation of Financial Information”, “2.10 Non-IFRS Measures/Alternative Performance Measures”, “8 Capitalization and Indebtedness” as well as the Audited Consolidated Financial Statements, the Q2 Unaudited Interim Condensed Consolidated Financial Statements and the Q3 Unaudited Interim Condensed Consolidated Financial Statements which are included in the Exemption Document. The Audited Consolidated Financial Statements have been prepared in accordance with IFRSs and the additional requirements of German commercial law pursuant to Section 315e para. 3 in conjunction with para. 1 HGB. The Q2 Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to interim financial reporting (IAS 34). The Q3 Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards applicable to interim financial reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

In this section “9 Operating and Financial Review”, the Group’s financial information presented in sections “9.2 Selected Factors Affecting our Results of Operations and Financial Position” through “9.10 Significant Accounting Judgments, Estimates and Assumption” relates to the periods as of and for the financial years ended December 31, 2024, 2023, 2022 and as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024. Following the publication of its unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025 on November 3, 2025, the Company has provided a supplemental discussion of the Group’s results of operations, financial position and cash flows as of September 30, 2025 and as of and for the three and nine months ended September 30, 2025 and 2024 in section “9.12 Financial Review for the Third Quarter and the First Nine Months of the Financial Year 2025”.

The Company’s Audited Consolidated Financial Statements, the Q2 Unaudited Interim Condensed Consolidated Financial Statements, the Q3 Unaudited Interim Condensed Consolidated Financial Statements and the other historical financial information included in the Exemption Document do not necessarily indicate the Company’s or the Group’s future results of operations, financial position and cash flows. In addition, the results of operations for interim periods included in the Exemption Document are not necessarily indicative of the results to be expected for the full year or any future reporting period.

In this section, where financial information is presented as “audited” in tables, this means that it was taken from the Audited Consolidated Financial Statements. Where financial information is presented in tables as “unaudited”, it indicates that the financial information has not been taken from the Audited Consolidated Financial Statements but has been taken either from the Q2 Unaudited Interim Condensed Consolidated Financial Statements, the Q3 Unaudited Interim Condensed Consolidated Financial Statements or the Company’s accounting records, its internal management reporting system or has been calculated based on figures from the above-mentioned sources.”

14.

After section “9.11 Information from the Audited Annual Financial Statements” on page 233 of the Exemption Document, the following new section “9.12 Financial Review for the Third Quarter and the First Nine Months of the Financial Year 2025” shall be added:

“9.12	Financial Review for the Third Quarter and the First Nine Months of the Financial Year 2025

The following section provides a discussion of the Group’s results of operations, financial position and cash flows as of September 30, 2025 and for the three and nine months ended September30, 2025 and 2024.

9.12.1	Operating Results

9.12.1.1	Consolidated Statements of Profit or Loss

The following table shows our unaudited interim condensed consolidated statements of profit or loss for each period presented:

(in millions €, unless otherwise indicated)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenues	1,518.9	1,244.8	1,962.5	1,561.1
Cost of sales	(148.3)	(178.9)	(308.5)	(297.8)
Research and development expenses	(564.8)	(550.3)	(1,599.5)	(1,642.4)
Sales and marketing expenses	(27.3)	(18.1)	(60.7)	(46.6)
General and administrative expenses	(121.2)	(132.4)	(345.8)	(420.3)
Other operating expenses	(729.5)	(410.9)	(884.7)	(719.9)

(in millions €), unless otherwise indicated)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Other operating income	25.3	56.3	154.6	103.0
Operating profit / (loss)	(46.9)	10.5	(1,082.1)	(1,462.9)

Finance income	96.8	156.2	324.8	498.8
Finance expenses	(25.2)	(8.0)	(66.1)	(14.8)
Profit / (Loss) before tax	24.7	158.7	(823.4)	(978.9)

Income taxes	(53.4)	39.4	(7.7)	54.1
Net profit / (loss)	(28.7)	198.1	(831.1)	(924.8)

Earnings / (Loss) per share
Basic earnings / (loss) per share	(0.12)	0.82	(3.45)	(3.83)
Diluted earnings / (loss) per share	(0.12)	0.81	(3.45)	(3.83)

9.12.1.2	Comparison of the Three and Nine Months Ended September 30, 2025 and the Three and Nine Months Ended September 30, 2024

Revenues

The following is a summary of our revenues recognized for the periods indicated by category:

(in millions €)	Three months ended September 30,		Change
	2025	2024	€	%
	(unaudited)		(unaudited)
COVID-19 vaccine revenues	853.3	1,113.9	(260.6)	(23)
Revenues from out-licensing	613.0	—	613.0	n.m.
Other revenues	52.6	130.9	(78.3)	(60)

Total revenues	1,518.9	1,244.8	274.1	22

(in millions €)	Nine months ended September 30,		Change
	2025	2024	€	%
	(unaudited)		(unaudited)
COVID-19 vaccine revenues	1,139.6	1,310.0	(170.4)	(13)
Revenues from out-licensing	613.0	—	613.0	n.m.
Other revenues	209.9	251.1	(41.2)	(16)

Total revenues	1,962.5	1,561.1	401.4	26

COVID-19 Vaccine Revenues

Our COVID-19 vaccine revenues decreased by €260.6 million, or 23%, from €1,113.9 million during the three months ended September 30, 2024, to €853.3 million during the three months ended September 30, 2025 and decreased by €170.4 million, or 13%, from €1,310.0 million during the nine months ended September 30, 2024, to €1,139.6 million during the nine months ended September 30, 2025. While our year-to-date revenues in the nine months ended September 30, 2025 were similar to those of the comparative nine months ended September 30, 2024, our revenues for the three months ended September 30, 2025 were lower compared to the three months ended September 30, 2024, largely driven by a lower volume of doses sold. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall and winter of the northern hemisphere.

Revenues from Out-Licensing

Our revenues from out-licensing increased by €613.0 million from nil during the three months ended September 30, 2024 to €613.0 million during the three months ended September 30, 2025, and increased by €613.0 million from nil during the nine months ended September 30, 2024 to €613.0 million during the nine months ended September 30, 2025. On June 2, 2025, we and BMS announced a global strategic partnership to co-develop and co-commercialize our next-generation bispecific antibody candidate, pumitamig (BNT327/BMS986545), broadly for multiple solid tumor types. Under the terms of the BMS Agreement, we granted BMS a worldwide, co-exclusive license to use the licensed Relevant IP (as described in section “11.6.1 Bristol Myers Squibb”) for the development, manufacturing and commercialization of our investigational bispecific antibody pumitamig as monotherapy or in combination with other products. We and BMS will jointly share development and manufacturing costs on a 50:50 basis. Global profits and losses will be equally shared as well. We received an upfront payment amounting to $1.5 billion during the three months ended September 30, 2025, and are eligible to receive $2.0 billion total in non-contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones.

On August 15, 2025, we and BMS entered into an amended and restated agreement that replaced the Original BMS Agreement. The BMS Agreement, as amended, governs the collaboration, including in particular the performance-related rights and obligations, without affecting the financial terms agreed in the original agreement. The license granted in respect of our Relevant IP was determined to be a separate unit of account from the other promised good and services, which we refer to as development activities, and accounted for under IFRS 15 as the granting of a license to our Relevant IP is an output of our ordinary activities. Based on the terms of the contract, we have identified material rights relating to options to cancel the contract. In allocating revenues to the material rights throughout the development period, management determined an expected consideration of $3.5 billion, consisting of the upfront payment and the anniversary payments. The expected consideration is attributed to each option to cancel the contract using the practical alternative under IFRS 15.B43. Each material right is recognized as revenues at the point in time BMS makes use of its option or when such right expires. The upfront payment was recorded as contract liability (€1,313.6 million, converted as of the contract date of the initial agreement, June 2, 2025). We determined that the criteria in IFRS 15.9 were subsequently met with the conclusion of the amended and restated agreement as of August 15, 2025. During the three months ended September 30, 2025, revenues in the amount of €613.0 million was recognized on a cumulative catch-up basis as of June 2, 2025, the date the initial agreement was effective, and €700.6 million have been deferred and will be recognized upon BMS making use of its option or when such right expires. All milestone payments are considered to be constrained, as the achievement of the milestone events depends on the success of the underlying research and development activities, which is outside our control. Sales-based milestone payments will be recognized when the underlying sale transactions have occurred.

Other Revenues

Our remaining other revenues were mainly derived from a pandemic preparedness contract with the German government, during the three and nine months ended September 30, 2025 and 2024.

Cost of Sales

Our cost of sales decreased by €30.6 million, or 17%, from €178.9 million during the three months ended September 30, 2024 to €148.3 million during the three months ended September 30, 2025 and increased by €10.7 million, or 4%, from €297.8 million during the nine months ended September 30, 2024 to €308.5 million during the nine months ended September 30, 2025. While the decrease in cost of sales for the three months ended September 30, 2025, compared to the three months ended September 30, 2024, was primarily driven by lower expenses arising from inventory write-downs to net realizable value, the increase in the nine months ended September 30, 2025 is mainly attributable to multiple positive extraordinary effects, for example derived from inventory valuation effects, that were recognized during the nine months ended September 30, 2024. Expenses arising from inventory write-downs to net realizable value amounted to €11.8 million and €76.1 million during the three and nine months ended September 30, 2025, respectively, compared to €39.7 million and €103.3 million during the three and nine months ended September 30, 2024, respectively. The inventories valued at net realizable value in our consolidated statement of financial position as of September 30, 2025 reflect contractual compensation payments.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated (break-down as per internal cost allocation logic):

(in millions €)	Three months ended September 30,		Change
	2025	2024	€	%
	(unaudited)		(unaudited)
Non-COVID-19 vaccine	528.0	437.8	90.2	21
COVID-19 vaccine	36.8	112.5	(75.7)	(67)

Total research and development expenses	564.8	550.3	14.5	3

(in millions €)	Nine months ended September 30,		Change
	2025	2024	€	%
	(unaudited)		(unaudited)
Non-COVID-19 vaccine	1,512.5	1,414.3	98.2	7
COVID-19 vaccine	87.0	228.1	(141.1)	(62)

Total research and development expenses	1,599.5	1,642.4	(42.9)	(3)

Our research and development expenses increased by €14.5 million, or 3%, from €550.3 million during the three months ended September 30, 2024 to €564.8 million during the three months ended September 30, 2025 and decreased by €42.9 million, or 3%, from €1,642.4 million during the nine months ended September 30, 2024 to €1,599.5 million during the nine months ended September 30, 2025. The changes were mainly driven by the start of late-stage trials for our immune-oncology and antibody drug conjugate programs, partly offset by cost savings resulting from active portfolio management. In addition, research and development expenses for the three months ended September 30, 2025 were impacted by a one-time impairment of BNT323/DB-1303.

Sales and Marketing Expenses

Our sales and marketing expenses increased by €9.2 million, or 51%, from €18.1 million during the three months ended September 30, 2024 to €27.3 million during the three months ended September 30, 2025 and increased by €14.1 million, or 30%, from €46.6 million during the nine months ended September 30, 2024 to €60.7 million during the nine months ended September 30, 2025. The increases were mainly driven by our ongoing commercial build-up.

General and Administrative Expenses

Our general and administrative expenses decreased by €11.2 million, or 8%, from €132.4 million during the three months ended September 30, 2024 to €121.2 million during the three months ended September 30, 2025 and decreased by €74.5 million, or 18%, from €420.3 million during the nine months ended September 30, 2024 to €345.8 million during the nine months ended September 30, 2025. The decrease was primarily driven by a reduction in external services. For the three months ended September 30, 2025, lower insurance and personnel costs also contributed to the decline compared to the three months ended September 30, 2024.

Other Operating Result

Our total other operating result decreased by €349.6 million, or 99%, from a negative operating result of €354.6 million during the three months ended September 30, 2024 to a negative operating result of €704.2 million during the three months ended September 30, 2025 and decreased by €113.2 million, or 18%, from a negative operating result of €616.9 million during the nine months ended September 30, 2024 to a negative operating result of €730.1 million during the nine months ended September 30, 2025. The decrease was mainly related to expenses incurred in connection with the GSK/CureVac Settlement Arrangements (see section “11.12.1.4 Settlement Arrangements with GSK and CureVac”). Under the terms of the GSK/CureVac Settlement Arrangements, we incurred other operating expenses of €678.5 million ($790.0 million), comprising €273.2 million ($320.0 million) in cash outflows (net of VAT), €362.3 million ($420.0 million) excluding VAT recognized as other financial liabilities (including VAT €417.6 million ($490.3 million)), and €42.9 million ($50.0 million) as a recognized provision. In addition, our other operating result was impacted by pipeline prioritization costs and a net loss from foreign exchange differences and related effects from derivative instruments in the nine months ended September 30, 2025.

Operating Profit / (Loss)

Our operating profit / (loss) decreased by €57.4 million from an operating profit of €10.5 million during the three months ended September 30, 2024 to an operating loss of €46.9 million during the three months ended September 30, 2025 and our operating loss decreased by €380.8 million, or 26%, from an operating loss of €1,462.9 million during the nine months ended September 30, 2024 to an operating loss of €1,082.1 million during the nine months ended September 30, 2025, mainly as a result of the foregoing effects.

Finance Result

Our finance result during the three and nine months ended September 30, 2025 and 2024 was mainly derived from returns, such as interests, resulting from our financial investments as well as fair value adjustments of our money market funds. It decreased by €76.6 million, or 52%, from a positive finance result of €148.2 million during the three months ended September 30, 2024 to a positive finance result of €71.6 million during the three months ended September 30, 2025 and decreased by €225.3 million, or 47%, from a positive finance result of €484.0 million during the nine months ended September 30, 2024, to a positive finance result of €258.7 million during the nine months ended September 30, 2025. These changes are mainly due to lower interest income and negative foreign exchange differences, primarily derived from our security investments disclosed as cash equivalents and bank cash accounts held in foreign currency.

Profit / (Loss) before Tax

Our profit before tax decreased by €134.0 million from a profit before tax of €158.7 million, or 84%, during the three months ended September 30, 2024 to a profit before tax of €24.7 million during the three months ended September 30, 2025 and our loss before tax decreased by €155.5 million, or 16%, from a loss before tax of €978.9 million during the nine months ended September 30, 2024 to a loss before tax of €823.4 million during the nine months ended September 30, 2025, mainly as a result of the foregoing effects.

Income Taxes

Our income taxes changed by €92.8 million from an income taxes income of €39.4 million during the three months ended September 30, 2024 to an income taxes expense of €53.4 million during the three months ended September 30, 2025, and changed by €61.8 million from an income taxes income of €54.1 million during the nine months ended September 30, 2024 to an income taxes expense of €7.7 million during the nine months ended September 30, 2025. The effective income tax rate for the nine months ended September 30, 2025 was approximately (0.9)% and approximately 5.5% for the nine months ended September 30, 2024.

For more information on our income taxes, see Note 6 to our Q3 Unaudited Interim Condensed Consolidated Financial Statements.

Net Profit / (Loss)

Our net profit / (loss) decreased by €226.8 million from a net profit of €198.1 million during the three months ended September 30, 2024 to a net loss of €28.7 million during the three months ended September 30, 2025, and our net loss decreased by €93.7 million, or 10%, from a net loss of €924.8 million during the nine months ended September 30, 2024 to a net loss of €831.1 million during the nine months ended September 30, 2025, mainly as a result of the foregoing effects.

9.12.2	Liquidity and Capital Resources

As of September 30, 2025, we had cash and cash equivalents of €10,092.9 million, current security investments of €4,275.6 million and non-current security investments of €2,336.4 million, accumulating to €16,704.9 million in cash, cash equivalents and security investments.

9.12.2.1	Consolidated Statements of Cash Flows

The following table presents principal components of our consolidated statements of cash flows for the periods indicated:

(in millions €)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash flows from / (used in) operating activities	780.7	(638.9)	146.5	671.0
Net cash flows from / (used in) investing activities	(925.3)	(142.1)	257.1	(2,687.9)
Net cash flows used in financing activities	(11.5)	(7.9)	(38.6)	(38.6)
Net increase / (decrease) in cash and cash equivalents	(156.1)	(788.9)	365.0	(2,055.5)
Change in cash and cash equivalents resulting from exchange rate differences	(21.5)	(2.3)	(28.4)	1.2
Change in cash and cash equivalents resulting from other valuation effects	1.0	39.1	(5.6)	15.2
Cash and cash equivalents at the beginning of the period	10,269.5	10,376.7	9,761.9	11,663.7
Cash and cash equivalents as of the end of the period	10,092.9	9,624.6	10,092.9	9,624.6

Net Cash Flows from / (used in) Operating Activities

Our net cash flows from operating activities during the three months ended September 30, 2025 were €780.7 million. Cash received from our revenue streams and the BMS upfront payment exceeded the cash payments for our operating business, resulting in a cash inflow of €706.4 million for three months ended September 30, 2025. We generated positive cash contributions from interest and other payments related to the security investments of €83.5 million and grants of €7.0 million, which were partly offset by tax payments of €9.6 million and by share based payment programs of €4.2 million.

Our net cash flows used in operating activities during the three months ended September 30, 2024, were €638.9 million. Cash payments for our operating business exceeded our cash received from our revenue streams, resulting in a cash outflow of €638.3 million. Additionally, we received positive cash contributions from grants of €60.7 million and from returns such as interests or sales resulting from our financial investments of €73.1 million which were offset by €134.4 million for exercised share-based payment programs, especially the programs in which the Management Board members participate.

Our net cash flows from operating activities during the nine months ended September 30, 2025, were €146.5 million. Cash payments for our operating business exceeded our cash received from our revenue streams and the BMS upfront payment during the nine months ended September 30, 2025, resulting in a cash outflow of €102.5 million. We generated positive cash contributions from interest and other payments related to the security investments of €275.2 million and grants of €38.0 million, which were partly offset by tax payments of €36.7 million and by share based payment programs of €19.3 million.

Our net cash flows from operating activities during the nine months ended September 30, 2024, were €671.0 million. Cash received from our revenue streams exceeded the cash payments for our operating business, resulting in a cash inflow of €556.3 million. Additionally, we received positive cash contribution from grants of €102.7 million and from returns such as interests or sales resulting from our financial investments of €353.3 million. On the other hand, we paid income taxes of €190.8 million and the operating cash flow was impacted by cash payments of €143.6 million for exercised share-based payment programs, especially the programs in which the Management Board members participate.

Net Cash Flows from / (used in) Investing Activities

Our net cash flows used in investing activities during the three months ended September 30, 2025 were €925.3 million. This amount includes €889.6 million mainly representing net payments in security investments. The net payments in property, plant and equipment and intangible assets of €35.7 million are related to investments in building our laboratory and office facilities in Mainz, Germany and elsewhere.

Our net cash flows used in investing activities during the three months ended September 30, 2024 were €142.1 million. This amount includes €59.4 million mainly spent on security investments. The net payments in property, plant and equipment and intangible assets of €82.7 million are related to investments in building our laboratory and office facilities in Germany as well as our facilities in Singapore.

Our net cash flows from investing activities during the nine months ended September 30, 2025 were €257.1 million. This amount includes €1,018.6 million representing mainly repayments from matured security investments offset by a payment of €565.1 million for the settlement of our pre-existing relationship in connection with the License and Collaboration Agreement with Biotheus entered into in November 2023, which is separate from the remaining purchase price to be transferred for the acquired business of Biotheus (see Note 5 to our Q3 Unaudited Interim Condensed Consolidated Financial Statements). Other offsetting effects are the remaining net cash outflow for the Biotheus business combination of €78.5 million and net payments in property, plant and equipment a of €108.0 million related to investments in building our laboratory and office facilities in Mainz, Germany and elsewhere.

Our net cash flows used in investing activities during the nine months ended September 30, 2024 were €2,687.9 million. The amount includes €2,327.2 million mainly spent on security investments. The net payments in property, plant and equipment and intangible assets of €360.7 million are related to investments in building our laboratory and office facilities in Germany, Singapore and Rwanda and milestone payments for in-licensing.

Net Cash Flows used in Financing Activities

Our net cash flows used in financing activities during the three months ended September 30, 2025 were €11.5 million and mainly related to our lease payments of €10.3 million.

Our net cash flows used in financing activities during the three months ended September 30, 2024 were €7.9 million and mainly related to our lease payments.

Our net cash flows used in financing activities during the nine months ended September 30, 2025 were €38.6 million and mainly related to our lease payments of €29.2 million.

Our net cash flows used in financing activities during the nine months ended September 30, 2024 were €38.6 million and mainly related to our lease payments.

9.12.2.2	Current and Future Capital Expenditures

We are a party to license and research and development agreements with universities and other third parties, as well as patent assignment agreements, under which we have obtained rights to patents, patent applications and know-how. We enter into contracts in the normal course of business with CROs for clinical trials and clinical and commercial supply manufacturing, and with vendors for preclinical research studies and for other services and products for operating purposes. We work together with CMOs who manufacture our product candidates and products, and enter into lease agreements to lease laboratory, GMP manufacturing, storage and office spaces. Purchase obligations under our agreements, to the extent that they are quantifiable and not cancellable, have been considered when defining our guidance for future cash commitments. Most of the committed cash outflow within one year as of September 30, 2025 is related to lease payments amounting to €47.5 million and commitments under purchase agreements and contractual obligations amounting to €217.5 million. Further, we have lease payment obligations with an amount of €183.5 million and commitments under purchase agreements and contractual obligations of €762.4 million for the years 2026 and beyond. Our capital expenditures for operating activities during the three and nine months ended September 30, 2025 amounted to €41.9 million and €133.1 million, respectively. In comparison, our capital expenditures for operating activities during the three and nine months ended September 30, 2024 amounted to €79.1 million and €236.3 million, respectively. During both years, these expenditures were mainly driven by investments in building our laboratory and office facilities in Germany and rest of world.

9.12.3	Financial Position

9.12.3.1	Consolidated Statements of Financial Position

The following table presents an overview of our consolidated statements of financial position as of the reporting dates indicated:

(in millions €)	As of September 30,	As of December 31,
	2025	2024
	(unaudited)	(audited)
Assets
Non-current assets
Goodwill	357.7	380.6
Other intangible assets	1,389.8	790.4
Property, plant and equipment	1,039.7	935.3
Right-of-use assets	201.0	248.1
Contract assets	3.9	9.8
Other financial assets	2,476.0	1,254.0
Other non-financial assets	24.6	26.3
Deferred tax assets	17.7	81.7
Total non-current assets	5,510.4	3,726.2

Current assets
Inventories	225.7	283.3
Trade and other receivables	690.8	1,463.9
Contract assets	8.9	10.0
Other financial assets	4,434.7	7,021.7
Other non-financial assets	292.9	212.7
Income tax assets	84.8	50.0
Cash and cash equivalents	10,092.9	9,761.9
Total current assets	15,830.7	18,803.5

Total assets	21,341.1	22,529.7

Equity
Share capital	248.6	248.6
Capital reserve	1,453.2	1,398.6
Treasury shares	(8.1)	(8.6)
Retained earnings	18,266.9	19,098.0
Other reserves	(1,483.3)	(1,325.5)

Total equity	18,477.3	19,411.1

Non-current liabilities
Lease liabilities, loans and borrowings	192.0	214.7
Other financial liabilities	96.4	46.9
Provisions	24.2	20.9
Contract liabilities	219.0	183.0
Other non-financial liabilities	85.5	87.5

(in millions €)	As of September 30,	As of December 31,
	2025	2024
	(unaudited)	(audited)
Deferred tax liabilities	24.2	42.4

Total non-current liabilities	641.3	595.4

Current liabilities
Lease liabilities, loans and borrowings	53.4	39.5
Trade payables and other payables	399.8	426.7
Other financial liabilities	597.4	1,443.4
Income tax liabilities	6.3	4.5
Provisions	211.5	144.8
Contract liabilities	796.1	294.9
Other non-financial liabilities	158.0	169.4

Total current liabilities	2,222.5	2,523.2

Total liabilities	2,863.8	3,118.6

Total equity and liabilities	21,341.1	22,529.7

Assets

As of September 30, 2025, our total assets amounted to €21,341.1 million, compared to €22,529.7 million as of December 31, 2024. The decrease was mainly due to the developments explained below.

Our non-current assets increased by €1,784.2 million from €3,726.2 million as of December 31, 2024 to €5,510.4 million as of September 30, 2025, mainly as a result of an increase in non-current other financial assets by €1,222.0 million, primarily as a result of a reallocation of existing capital into investments disclosed as non-current, and an increase in other intangible assets by €599.4 million, mainly as a result of the acquisition of Biotheus.

Our current assets decreased by €2,972.8 million from €18,803.5 million as of December 31, 2024 to €15,830.7 million as of September 30, 2025, mainly due to a decrease of €2,587.0 million in current other financial assets, mainly resulting from a reallocation of existing capital and the usage of financial funds for the acquisition of Biotheus and the settlement of the contractual disputes outlined in section “9.12.3.2 Financial Liabilities and Provisions” below. In addition, trade and other receivables decreased by €773.1 million from €1,463.9 million as of December 31, 2024 to €690.8 million as of September 30, 2025, mainly due to payments received for the share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory in financial year 2024. Cash and cash equivalents increased by €331.0 million from €9,761.9 million as of December 31, 2024 to €10,092.9 million as of September 30, 2025, mainly as a result of the aforementioned reallocation of capital.

Liabilities

As of September 30, 2025, our total liabilities amounted to €2,863.8 million, compared to €3,118.6 million as of December 31, 2024. The decrease was mainly due to the developments explained below.

Our non-current liabilities increased by €45.9 million from €595.4 million as of December 31, 2024 to €641.3 million as of September 30, 2025, mainly as a result of an increase of non-current other financial liabilities by €49.5 million from €46.9 million as of December 31, 2024 to €96.4 million as of September 30, 2025. The increase was mainly related to the recognition of contingent considerations (milestones) in connection with the acquisition of Biotheus.

Our current liabilities decreased by €300.7 million from €2,523.2 million as of December 31, 2024 to €2,222.5 million as of September 30, 2025, mainly as a result of a decrease in current other financial liabilities by €846.0 from €1,443.4 million as of December 31, 2024 to €597.4 million as of September 30, 2025, mainly related to the settlement of contractual disputes outlined in section “9.12.3.2 Financial Liabilities and Provisions” below. This was offset by an increase in current contract liabilities by €501.2 from €294.9 million as of December 31, 2024 to €796.1 million as of September 30, 2025, mainly related to the global strategic partnership with BMS.

Equity

Our total equity decreased by €933.8 million from €19,411.1 million as of December 31, 2024 to €18,477.3 million as of September 30, 2025. The decrease was mainly due to the net loss recorded during the nine months ended September 30, 2025 within retained earnings.

9.12.3.2	Financial Liabilities and Provisions

Financial Liabilities

The following table presents an overview of our non-current and current financial liabilities as of the reporting dates indicated:

(in millions €)	September 30,	December 31,
	2025	2024
	(unaudited)	(audited)
Loans and borrowings	38.5	—
Trade payables and other payables	399.8	426.7
Other financial liabilities (unaudited)	693.8	1,490.3
Lease liabilities	207.0	254.2

Our other financial liabilities decreased by €796.5 million during the nine months ended September 30, 2025. A decrease of €1,369.9 million resulted from payments made in connection with the settlement of contractual disputes during the six months ended June 30, 2025. During the three months ended September 30, 2025, other financial liabilities increased by €417.6 million including VAT, as a result of the respective settlement agreements with the GSK/CureVac Settlement Arrangements.

Provisions

The following table presents an overview of our provisions as of the reporting dates indicated:

(in millions €)	September 30,	December 31,
	2025	2024(1)
	(unaudited)	(audited)
Contractual disputes / settlements	116.6	85.7
Obligations from onerous contracts	53.9	56.6
Other	65.2	23.4

Total	235.7	165.7

Total current	211.5	144.8

Total non-current	24.2	20.9

(1)	Certain amounts as of December 31, 2024 have been reclassified to conform to current period presentation in our Q3 Unaudited Interim Condensed Consolidated Financial Statements

As of September 30, 2025, our current provisions included €116.6 million in contractual disputes mainly related to collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements. The increase in obligations identified as contractual disputes compared to December 31, 2024 was mainly due to entering settlement agreements, such as the GSK/CureVac Settlement Arrangements and a royalty on rest-of-world sales of licensed products to CureVac N.V. and GSK plc.

As of September 30, 2025, our current provisions included €53.9 million (€56.6 million as of December 31, 2024) of obligations from onerous contracts, primarily relating to production capacities derived from contracts with contract manufacturing organizations, or CMOs, that became redundant.

As of September 30, 2025, our current provisions included €65.2 million in other obligations mainly comprising employee related obligations such as restructuring due to pipeline prioritization, social security costs related to share-based payment programs as well as inventor remunerations (€23.4 million as of December 31, 2024, mainly comprising employee related obligations). The change of €41.8 million compared to December 31, 2024, related mainly to additions.

9.12.4	Contingent Liabilities

Our contingent liabilities include, but are not limited to, intellectual property disputes and contractual disputes regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements, product-related disputes, and actions by or on behalf of our shareholders.

From time to time, in the normal course and conduct of our business, we may be involved in proceedings with third parties, including proceedings regarding, for example, the use and/or remuneration for use of such third party’s intellectual property. As of September 30, 2025, none of the intellectual property-related considerations outlined in section “11.12.2 Pending Proceedings”, of which we have either been notified, or for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision.

We are subject to an increasing number of product-related disputes. Our product liability claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable defectiveness and injury, and other matters. These complexities vary from matter to matter. As of September 30, 2025, none of these claims fulfill the criteria for recording a provision.

We are currently subject to certain claims by or on behalf of our shareholders, particularly the proceeding described in section “11.12.2.7 Ladewig Proceedings”. As of September 30, 2025, these claims do not fulfill the criteria for recording a provision.

9.12.5	Significant Accounting Judgments, Estimates and Assumption

Our significant accounting judgments, estimates and assumptions and accounting policies applied in the periods presented in this section are explained in Note 2 to our Q3 Unaudited Interim Condensed Consolidated Financial Statements and further discussed in Note 3 to our Audited Consolidated Financial Statements 2024.”

15.	In section “10.2 Profit Forecast 2025 of Net Profit / (Loss)” on page 234 of the Exemption Document, the text shall be replaced by the following text:

“In its press release dated November 3, 2025 on the publication of its financial results for the three and nine months ended September 30, 2025, the Company stated that: “The Company does not expect to report a positive net income figure for the 2025 financial year”.

Based on the current development of the year 2025, the Company confirms that it does not expect to report a positive net profit / (loss) figure for the year 2025.”

16.	In section “10.3.1 Basis of Preparation” beginning on page 234 of the Exemption Document, the first paragraph shall be replaced by the following text:

“The Profit Forecast 2025 has been compiled based on the factors and assumptions stated below and prepared on a basis which is both (i) comparable with the historical financial information of the Group, and (ii) consistent with the Group’s accounting policies. The Group’s significant accounting policies are disclosed in (a) the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and

adopted by the EU and the additional requirements of German commercial law pursuant to Section 315e para. 3 in conjunction with para. 1 German Commercial Code (Handelsgesetzbuch) and (b) the unaudited interim condensed consolidated financial statements of the Company as of and for the three and nine months ended September 30, 2025, prepared in accordance with IFRS Accounting Standards applicable to interim financial reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.”

17.	In section “10.3.2.2.1 Revenues” on page 237 of the Exemption Document, the second and third paragraph shall be replaced by the following text:

“In addition to COVID-19 vaccine-related revenues, the Company assumes to generate further revenues, including from the framework agreement signed with the Federal Republic of Germany on pandemic preparedness, the production and supply of mRNA-based vaccines, and revenues from the service business, including by our subsidiaries InstaDeep Ltd, JPT Peptide Technologies GmbH, and BioNTech Individualized mRNA Manufacturing GmbH as well as revenues from out-licensing under a collaboration agreement.

For purposes of the Profit Forecast 2025, the Company assumed revenues to amount to between €2.6 billion and €2.8 billion in year 2025 and mainly include commercial sales from our COVID-19 vaccine business as well as revenues from a collaboration agreement.”

18.	In section “10.3.2.2.2 Research and Development Expenses” on page 237 of the Exemption Document, the second and third paragraph shall be replaced by the following text:

“In the financial year 2025, we expect to make significant progress in several clinical studies in the oncology pipeline, such as our key clinical product candidate BNT327. We anticipate to continue using the potential of our pipeline and focus investments in research and development for late-stage development in oncology. We also intend continuing to develop our COVID-19 vaccine, including in combination with flu protection. Overall, in focus areas, we expect to increase our expenditure on research and development while, in line with our cost-conscious portfolio optimization strategy, we expect to reduce it outside our focus area. For purposes of the Profit Forecast 2025, we have assumed research and development expenses being impacted by an impairment of a product candidate due to a revision of our commercial forecast assumptions but do not assume any further impairments. Furthermore, we assume that jointly shared development and manufacturing costs under a collaboration agreement will result in reimbursements for research and development cost which will be offset against research and development expenses.

For purposes of the Profit Forecast 2025, the Company assumed research and development expenses for the financial year 2025 to amount to between €2.0 billion and €2.2 billion.”

19.	In section “10.3.2.2.3 Sales, General and Administrative Expenses” beginning on page 237 of the Exemption Document, the third paragraph shall be replaced by the following text:

“For purposes of the Profit Forecast 2025, the Company assumed combined sales and marketing expenses plus general and administrative expenses in the financial year 2025 to amount to between €550.0 million and €650.0 million.”

20.	In section “10.3.3 Other Explanatory Notes” on page 238 of the Exemption Document, the third paragraph shall be replaced by the following text:

“This Profit Forecast 2025 was prepared solely for the inclusion in this Exemption Document and represents the best estimates of the Management Board as of November 3, 2025 and is still valid as of November 11, 2025.”

21.

In section “11.3.1.4 Regulatory Updates” beginning on page 245 of the Exemption Document, after the last bullet of the list in sub-section “Omicron LP.8.1-adapted monovalent COVID-19 vaccine.” beginning on page 246 of the Exemption Document, the following bullet shall be added:

“•	Ahead of the 2025-2026 COVID-19 vaccination season, we initiated a Phase 3 (NCT07069309) study to investigate the safety, tolerability, and immunogenicity of our LP.8.1-

adapted COVID-19 vaccine in adults 65 and older and adults aged 18 through 64 with at least one underlying risk condition for severe COVID-19. In September 2025, we announced positive topline results from the Phase 3 trial. The preliminary data show a robust increase in neutralizing antibodies targeting the LP.8.1 sublineage of SARS-CoV-2 following vaccination. The safety profile of the vaccine was consistent with previous studies, with no new safety concerns identified.”

22.	In section “BNT111 in Advanced Melanoma” beginning on page 249 of the Exemption Document, the third paragraph shall be replaced by the following text:

“In October 2025, data from this trial were presented at the 2025 ESMO Congress. As previously disclosed in August 2024, the trial met its primary efficacy outcome measure, demonstrating a statistically significant improvement in ORR in patients treated with BNT111 in combination with cemiplimab, as compared to a historical control. The data showed that the combination of BNT111 and cemiplimab induced anti-tumor responses that were deep and durable and a manageable safety profile for BNT111 as a single agent and in combination. Follow up showed a positive impact on long-term survival: 37% of patients were still alive at 24 months, 21% were free of tumor progression. In addition, follow-up data showed a positive trend towards improved long-term survival for the combination of BNT111 and cemiplimab. No further development of BNT111 in advanced melanoma is currently planned.”

23.	In section “BNT116 in Advanced Non-small Cell Lung Cancer, or “NSCLC”” on page 250 of the Exemption Document, the third paragraph shall be replaced by the following text:

“A Phase 1 clinical trial (LuCa-MERIT-1; NCT05142189) is being conducted to evaluate the safety, tolerability and preliminary efficacy of BNT116 as monotherapy and in several combinations including with chemotherapy, cemiplimab, and some of our proprietary assets across various treatment lines and clinical settings in patients with NSCLC. In May 2025, the first patient was dosed in a new cohort evaluating BNT116 in combination with our and DualityBio’s B7-H3 antibody-drug conjugate, BNT324/DB-1311.”

24.	In section “Phase 2 Clinical Trial in First-line Advanced Melanoma” beginning on page 253 of the Exemption Document, the third paragraph shall be replaced by the following text:

“In October 2025, data from this trial including exploratory endpoints and biomarker correlations were presented at the 2025 European Society For Medical Oncology, or ESMO, Congress. In addition to the previous disclosure, data showed that autogene cevumeran induced durable immune responses against the encoded neoantigens that persisted for up to 1.5 years after treatment completion in the majority of evaluable patients. In the combination arm, the breadth of immune response correlated with a prolonged PFS. Further translational data showed a trend of improved OS in the combination arm compared to pembrolizumab monotherapy in patients with low tumor mutational burden, a population that usually responds poorly to checkpoint inhibitor treatment, and in tumors where immune-cell PD-L1 was high. These data support the immunological mechanism of our mRNA cancer immunotherapy approach and our therapeutic strategy to pursue autogene cevumeran to address the unmet medical need in the treatment of resectable cancers as well as in adjuvant or minimal residual disease treatment settings. These settings are characterized by lower tumor burden and heterogeneity, alongside higher T cell proficiency, which aligns with the focus of our ongoing randomized Phase 2 trials in colorectal, pancreatic, and bladder cancer.”

25.	In section “i) BNT327, a Bispecific Antibody Candidate Targeting PD-L1 and VEGF-A” beginning on page 255 of the Exemption Document, the second paragraph shall be replaced by the following text:

“BNT327 is currently being evaluated in multiple Phase 2 and Phase 3 global and China-only clinical trials to assess its efficacy and safety as monotherapy or in combination with chemotherapy in various indications. BNT327 is also being evaluated in combination with next-generation ADC candidates BNT323/DB-1303, BNT324/DB13-11, BNT325/DB-1305, BNT326/YL202, BNT3212, and in combination with bispecific candidates BNT3213 and BNT314/GEN1059.”

26.	In section “Ongoing Phase 2 Clinical Trial in ES-SCLC” beginning on page 255 of the Exemption Document, the text shall be replaced by the following text:

“A Phase 2 clinical trial (NCT06449209) is being conducted to evaluate BNT327 in combination with chemotherapy in patients with untreated ES-SCLC and in patients with SCLC that progressed after first- or second-line treatment. The trial is fully enrolled and treatment is ongoing.

In September 2025, interim data from this trial were presented at the IASLC 2025 WCLC. The data, which are consistent with data presented at European Lung Cancer Congress, or ELCC, 2025 from a Phase 2 clinical trial conducted in China (NCT05844150), showed encouraging anti-tumor responses and progression free survival with a positive trend in the secondary endpoint progression free survival. Pumitamig plus chemotherapy demonstrated a manageable safety profile with no new safety signals and a low discontinuation rate.”

27.

In section “i) BNT327, a Bispecific Antibody Candidate Targeting PD-L1 and VEGF-A” beginning on page 255 of the Exemption Document, the following sections “Phase 2/3 Clinical Trial in Metastatic First-Line CRC” and “Phase 2/3 Clinical Trial in Metastatic First-Line Gastric Cancer” shall be inserted after the sub-section “Ongoing Phase 1/2 Clinical Trial in Locally Advanced/Metastatic TNBC” on page 257 of the Exemption Document:

“Phase 2/3 Clinical Trial in Metastatic First-Line CRC

A global Phase 2/3 clinical trial (ROSETTA CRC-203; NCT07221357) in patients with first-line MSS, MSI-L/pMMR metastatic CRC is planned.

Phase 2/3 Clinical Trial in Metastatic First-Line Gastric Cancer

A global Phase 2/3 clinical trial (ROSETTA Gastric-204; NCT07221149) in patients with first-line metastatic gastric cancer is planned.”

28.	In section “Ongoing Phase 3 Clinical Trial in Metastatic Squamous NSCLC” on page 259 of the Exemption Document, the following text shall be added after the end of the sub-section:

“In October 2025, China’s National Medical Product Administration (NMPA) granted Breakthrough Therapy Designation for gotistobart for the treatment of patients with squamous non-small cell lung cancer (sqNSCLC) who have progressed on prior standard immuno-oncology therapies.”

29.

In section “iv) BNT312/GEN1042, BNT314/GEN1059, BNT315/GEN1055 and BNT322/GEN1056 are being developed in collaboration with Genmab” beginning on page 260 of the Exemption Document, the first sentence of the first paragraph shall be replaced by the following text:

“BNT312/GEN1042 is a novel, agonistic, bispecific antibody candidate that combines targeting and conditional activation of the costimulatory molecules CD40 and 4-1BB on immune cells. The development program for BNT312/GEN1042 in combination with pembrolizumab and chemotherapy beyond the currently ongoing clinical trials has been discontinued. This is due to strategic evaluation of the development program within the context of BioNTech’s and Genmab’s portfolios. The companies reserve the option for future potential combination opportunities with BNT312/GEN1042.”

30.	In section “i) BNT323/DB-1303, an ADC in Development in Collaboration with DualityBio” beginning on page 261 of the Exemption Document, the fifth paragraph shall be replaced by the following text:

“In September 2025, the first patient was dosed in a Phase 3 trial (NCT06340568) to evaluate BNT323/DB-1303 versus investigator’s choice of chemotherapy in approximately 504 patients with HER2-expressing recurrent endometrial cancer whose disease has progressed on at least one line of platinum-based therapy. The primary endpoint is PFS. Secondary endpoints include OS, ORR, DOR and safety.”

In the same section, the following text shall be added after the last paragraph:

“We and DualityBio continue discussions with the FDA and now plan to file a biologics license application in second line endometrial cancer in 2026, subject to regulatory feedback.”

31.	In section “v) BNT329, an ADC for the Treatment of Advanced Solid Tumors” on page 262 of the Exemption Document, the second paragraph shall be replaced by the following text:

“A Phase 1/2 clinical trial (NCT07186842) to evaluate BNT329 in advanced solid tumors is planned.”

32.	In section “11.3.2.2.2 COVID-19 – Influenza Combination mRNA Vaccine Program – BNT162b2 + BNT161” on page 262 of the Exemption Document, the text shall be replaced by the following text:

“In collaboration with Pfizer clinical trials are being conducted to evaluate the safety, tolerability and immunogenicity of the combination of the companies’ mRNA vaccine candidates against influenza and COVID-19. We will provide updates as the program progresses.”

33.	In section “11.11.3 ESG Ratings” on page 302 of the Exemption Document, the last sentence of the first paragraph shall be replaced by the following text:

“The numbers are as of November 1, 2025 for Quality Scores “Environment”, “Social” and “Governance” dimension.”

In the same section, the first sentence of the third paragraph shall be replaced by the following text:

“BioNTech received an ESG Risk Rating of 21.4 (as per last update of September 23, 2025; the full rating update was conducted by May 29, 2025) by the rating agency Morningstar Sustainalytics and was assessed to be at medium risk of experiencing material financial impacts from ESG factors.”

34.

In section “11.12.2.1.1 Infringement Proceedings – EP’122, DE’961, DE’974, DE’575, and EP’668” on page 305 of the Exemption Document, the last three sentences of the second paragraph shall be replaced by the following text:

“The oral hearing with respect to infringement of EP’668 is currently scheduled for January 27, 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request seeking to intervene in the EP’668 infringement proceedings, and its request to intervene will be heard at this same hearing.”

35.	In section “11.12.2.1.2 Infringement Proceedings – EP’755, DE’123, and DE’130” beginning on page 305 of the Exemption Document, the last three sentences shall be replaced by the following text:

“A hearing on infringement with respect to EP’755 is currently scheduled for January 27, 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request to intervene in the EP’755 infringement proceedings, and its request to intervene will be heard at this same hearing.”

36.	In section “11.12.2.7 Ladewig Proceedings” on page 310 of the Exemption Document, the last sentence of the first paragraph shall be replaced by the following text:

“Plaintiffs did not file a notice of appeal to the U.S. Court of Appeals for the Second Circuit by the October 30, 2025 deadline to do so. Nor have plaintiffs moved the U.S. District Court for the Southern District of New York for leave to amend their pleading so far.”

In the same section, the first sentence of the second paragraph shall be replaced by the following text:

“We believe that any such request for amendment would be meritless and untimely. However, should plaintiffs obtain leave to amend their pleading, we believe that we have strong defenses against the allegations claimed and intend to vigorously defend ourselves in the lawsuit mentioned above.”

37.	In section “15 Shareholder Structure” beginning on page 345 of the Exemption Document, the first four paragraphs and the table following the fourth paragraph shall be replaced by the following text:

“The following table presents, to the best of the Company’s knowledge, information regarding the beneficial ownership of its ordinary shares for:

•	each person, or group of affiliated persons, known by the Company to own beneficially 5% or more of our outstanding shares;

•	each member of the Supervisory Board;

•	each member of the Management Board; and

•	all members of the Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of the Supervisory Board and the Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of November 7, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the following table have sole voting and investment power with respect to all ordinary shares held by that person. All of our ordinary shares and ADSs representing our ordinary shares vote on an equal basis.

The percentage of currently outstanding ordinary shares is computed on the basis of 240,455,450 ordinary shares outstanding. This amount excludes 8,096,750 shares held in treasury. Amounts presented in this section include ordinary shares held in the form of ADSs.

Following completion of the Offer, the shareholder structure of the Company will be as shown below, assuming issuance of 15,061,575, 12,049,725 and 10,042,601 of ordinary shares held through Offer ADSs issued to CureVac Shareholders following completion of the Offer.

Name of Beneficial Owner	Prior to the Offer			Percentage Beneficially Owned Following Completion of the Offer at Exchange Ratio of:
	No. of Shares Beneficially owned	Percentage Beneficially Owned	0.06476	0.05181	0.04318
5% shareholders:
AT Impf GmbH(1)	101,279,878	42.1%	39.7%	40.1%	40.4%
Medine GmbH (2)	40,131,958	16.7%	15.7%	15.9%	16.0%
All 5% shareholders, as a group	141,411,836	58.8%	55.3%	56.0%	56.5%
Members of the Supervisory Board and the Management Board:
Prof. Ugur Sahin, M.D. (3)	41,375,868	17.2%	16.2%	16.4%	16.5%
Annemarie Hanekamp	—	—	—	—	—
Ramón Zapata-Gomez	—	—	—	—	—
Sierk Poetting, Ph.D.(4)	692,539	(9)	(9)	(9)	(9)
Ryan Richardson (former member)(5)	23,048	(9)	(9)	(9)	(9)
James Ryan, Ph.D.	1,426	(9)	(9)	(9)	(9)

Name of Beneficial Owner	Prior to the Offer			Percentage Beneficially Owned Following Completion of the Offer at Exchange Ratio of:
	No. of Shares Beneficially owned	Percentage Beneficially Owned	0.06476	0.05181	0.04318
Prof. Özlem Türeci, M.D.	131,915	(9)	(9)	(9)	(9)
Helmut Jeggle (6)	1,125,967	(9)	(9)	(9)	(9)
Ulrich Wandschneider, Ph.D.(7)	1,480	(9)	(9)	(9)	(9)
Baroness Nicola Blackwood	—	—	—	—	—
Prof. Anja Morawietz, Ph.D.(8)	240	(9)	(9)	(9)	(9)
Michael Motschmann	—	—	—	—	—
Prof. Rudolf Staudigl, Ph.D.	400	(9)	(9)	(9)	(9)
All members of the Supervisory Board and Management Board, as a group	43,352,883	18.0%	17.0%	17.2%	17.3%
Other existing shareholders of the Company prior to the Offer	95,822,689	39.9%	37.5%	37.9%	38.3%
CureVac Shareholders as a group following completion of the Offer(10)	—	—	5.9%	4.8%	4.0%

(1)

Consists of 101,279,878 ordinary shares held by AT Impf GmbH. The sole shareholder of AT Impf GmbH is ATHOS KG, and, as a result, ATHOS KG is deemed to be the beneficial owner of the securities held by AT Impf GmbH. Thomas Maier is a general partner (Komplementär) of ATHOS KG and may be deemed to be beneficial owners of the securities held by AT Impf GmbH. Mr. Maier disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2)

The sole shareholder of Medine GmbH is Prof. Ugur Sahin, M.D. and, as a result, Ugur Sahin is deemed to be the beneficial owner of the securities held by Medine GmbH. Consists of 39,111,390 ordinary shares held by Medine GmbH and 1,020,568 ordinary shares held by a former colleague, over which shares Prof. Sahin retains voting power pursuant to a written arrangement. Pursuant to this arrangement, Prof. Sahin retains voting power, but not dispositive power, over such shares, and accordingly Medine GmbH and Prof. Sahin each may be deemed beneficially to own such shares.

(3)	Consists of the shares described in footnote 2 above, plus 1,243,910 ordinary shares held directly by Ugur Sahin. He is the sole shareholder of Medine GmbH.
(4)

Consists of (a) 549,387 ordinary shares held by Tofino GmbH (Sierk Poetting is sole shareholder of Tofino GmbH), (b) 141,514 ordinary shares held directly by Sierk Poetting and (c) 1,638 ordinary shares held by his immediate family. Mr. Poetting disclaims beneficial ownership of the 1,638 ordinary shares held by his immediate family except to the extent of his pecuniary interest therein.

(5)	Mr. Richardson stepped down from his positions on September 30, 2025.
(6)	Consists of (a) 332,316 ordinary shares held directly by Helmut Jeggle and (b) 793,651 ordinary shares held by Salvia GmbH.
(7)	Consists of 1,480 ordinary shares held by beebusy Capital GmbH. Ulrich Wandschneider is sole shareholder of beebusy Capital GmbH.
(8)	Consists of (a) 200 ordinary shares held directly by Anja Morawietz and (b) 40 ordinary shares held by her immediate family.
(9)	Less than one percent.
(10)

Assuming 232,575,292 CureVac Shares are held by one shareholder and tendered in the Offer, CureVac Shareholders do not hold any BioNTech ADSs and no existing shareholder of the Company holds CureVac Shares which are contributed to the Company in connection with the Offer.”

38.

In section “19 FINANCIAL INFORMATION OF BIONTECH” beginning on page F-B-1 of the Exemption Document, the following text shall be added after the section “19.5 Audited Annual Financial Statements of BioNTech SE prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch) as of and for the Year Ended December 31, 2024”:

“19.6	Unaudited Interim Condensed Consolidated Financial Statements of BioNTech SE prepared in accordance with IFRS Accounting Standards applicable to Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union as of and for the Three and Nine Months Ended September 30, 2025	F-B-311

	Interim Condensed Consolidated Statements of Profit or Loss	F-B-313

	Interim Condensed Consolidated Statements of Comprehensive Income	F-B-314

	Interim Condensed Consolidated Statements of Financial Position	F-B-315

	Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-B-316

	Interim Condensed Consolidated Statements of Cash Flows	F-B-317

	Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-B-318”

39.

In section “19 FINANCIAL INFORMATION OF BIONTECH” beginning on page F-B-1 of the Exemption Document, the information set forth in Exhibit 1 to this Update, which forms an integral part of this Update, shall be added as pages F-B-311 to F-B-345.

40.	In section “24.1.1 Operative Developments” on page O-1 of the Exemption Document, the following text shall be added at the end of the section:

“On November 3, 2025, the Company published its unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025, see sections “9.12 Financial Review for the Third Quarter and the First Nine Months of the Financial Year 2025” and “19 Financial Information of BioNTech”.”

41.	In section “24.2 Outlook” beginning on page O-1 of the Exemption Document, the following text shall be added after the fifth paragraph:

“We have already launched our variant-adapted COVID-19 vaccine for the 2025/2026 vaccination season in multiple regions.”

In the same section, the eight to eleventh paragraphs shall be replaced by the following text:

“Under our collaboration with BMS, we aim to jointly develop and commercialize our investigational bispecific antibody pumitamig (BNT327/BMS986545) (see section “11.3.2.1.3 Antibody Product Candidates in Oncology”), including its development as monotherapy and in combination with other products.

As part of the agreement with BMS, we granted BMS a worldwide, co-exclusive license to use the Relevant IP (as described in section “11.3.2.1.3 Antibody Product Candidates in Oncology”) for the development, manufacturing and commercialization of our investigational bispecific antibody pumitamig as monotherapy or in combination with other products. We and BMS will jointly share development and manufacturing costs on a 50:50 basis. Global profits and losses will be equally shared as well. We received an upfront payment amounting to $1.5 billion during the three months ended September 30, 2025, and are eligible to receive $2.0 billion total in non-contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones.

For the financial year 2025, we expect operating investments in property, plant, and equipment and intangible assets of between €200.0 million and €250.0 million, not considering any investments made by CureVac following potential successful completion of the Offer. This includes expenditure for the expansion and improvement of our research and development and certain of our manufacturing facilities, as well as further investments in IT infrastructure that will support the Group in its bio-digital transformation and our focus as a data-driven company.

Based on our management’s current knowledge about the business development of the Group since December 31, 2024 as well as the assumptions made, and the factors taken into account, by our management in arriving at our Profit Forecast 2025 (as set forth in section “10 Profit Forecast”), we currently expect (i) our revenues to amount to between €2.6 billion and €2.8 billion, (ii) our research and development expenses to amount to between €2.0 billion and €2.2 billion, (iii) our sales, general and administrative expenses to amount to between €550.0 million and €650.0 million and (iv) to incur a net loss in the financial year 2025.”

Unaudited Interim Condensed Consolidated Financial Statements of BioNTech SE prepared in accordance with IFRS Accounting Standards applicable to Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union as of and for the Three and Nine Months Ended September 30, 2025

UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Profit or Loss		F-B-313

Interim Condensed Consolidated Statements of Comprehensive Income		F-B-314

Interim Condensed Consolidated Statements of Financial Position		F-B-315

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity		F-B-316

Interim Condensed Consolidated Statements of Cash Flows		F-B-317

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements		F-B-318

1	Corporate Information	F-B-318

2	Basis of Preparation, Significant Accounting Policies	F-B-319

3	Revenues from Contracts with Customers	F-B-321

4	Income and Expenses	F-B-323

5	Business Combination	F-B-326

6	Income Taxes	F-B-328

7	Other Intangible Assets	F-B-329

8	Financial Assets and Financial Liabilities	F-B-330

9	Issued Capital and Reserves	F-B-334

10	Provisions	F-B-334

11	Contingent Liabilities	F-B-335

12	Related Party Disclosures	F-B-344

13	Events after the Reporting Period	F-B-345

Interim Condensed Consolidated Statements of Profit or Loss

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
(in millions €, except per share data)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	3	1,518.9	1,244.8	1,962.5	1,561.1
Cost of sales	4.1	(148.3)	(178.9)	(308.5)	(297.8)
Research and development expenses	4.1	(564.8)	(550.3)	(1,599.5)	(1,642.4)
Sales and marketing expenses		(27.3)	(18.1)	(60.7)	(46.6)
General and administrative expenses	4.1	(121.2)	(132.4)	(345.8)	(420.3)
Other operating expenses	4.2	(729.5)	(410.9)	(884.7)	(719.9)
Other operating income	4.2	25.3	56.3	154.6	103.0

Operating profit / (loss)		(46.9)	10.5	(1,082.1)	(1,462.9)

Finance income	4.3	96.8	156.2	324.8	498.8
Finance expenses	4.3	(25.2)	(8.0)	(66.1)	(14.8)

Profit / (Loss) before tax		24.7	158.7	(823.4)	(978.9)

Income taxes	6	(53.4)	39.4	(7.7)	54.1

Net profit / (loss)		(28.7)	198.1	(831.1)	(924.8)

Earnings / (Loss) per share
Basic earnings / (loss) per share		(0.12)	0.82	(3.45)	(3.83)
Diluted earnings / (loss) per share		(0.12)	0.81	(3.45)	(3.83)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
(in millions €)	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net profit / (loss)		(28.7)	198.1	(831.1)	(924.8)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax
Exchange differences on translation of foreign operations		(7.4)	(12.0)	(101.5)	11.7

Net other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods		(7.4)	(12.0)	(101.5)	11.7

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods, net of tax
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	8	(14.9)	0.7	(22.1)	(108.3)

Net other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent periods		(14.9)	0.7	(22.1)	(108.3)

Other comprehensive loss, net of tax		(22.3)	(11.3)	(123.6)	(96.6)

Comprehensive income / (loss), net of tax		(51.0)	186.8	(954.7)	(1,021.4)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Financial Position

		September 30,	December 31,
(in millions €)		2025	2024
Assets	Note	(unaudited)
Non-current assets
Goodwill		357.7	380.6
Other intangible assets	7	1,389.8	790.4
Property, plant and equipment		1,039.7	935.3
Right-of-use assets		201.0	248.1
Contract assets		3.9	9.8
Other financial assets	8	2,476.0	1,254.0
Other non-financial assets		24.6	26.3
Deferred tax assets	6	17.7	81.7

Total non-current assets		5,510.4	3,726.2

Current assets
Inventories		225.7	283.3
Trade and other receivables	8	690.8	1,463.9
Contract assets		8.9	10.0
Other financial assets	8	4,434.7	7,021.7
Other non-financial assets		292.9	212.7
Income tax assets	6	84.8	50.0
Cash and cash equivalents	8	10,092.9	9,761.9

Total current assets		15,830.7	18,803.5

Total assets		21,341.1	22,529.7

Equity and liabilities
Equity
Share capital	9	248.6	248.6
Capital reserve		1,453.2	1,398.6
Treasury shares		(8.1)	(8.6)
Retained earnings		18,266.9	19,098.0
Other reserves		(1,483.3)	(1,325.5)

Total equity		18,477.3	19,411.1

Non-current liabilities
Lease liabilities, loans and borrowings	8	192.0	214.7
Other financial liabilities	8	96.4	46.9
Provisions	10	24.2	20.9
Contract liabilities		219.0	183.0
Other non-financial liabilities		85.5	87.5
Deferred tax liabilities	6	24.2	42.4

Total non-current liabilities		641.3	595.4

Current liabilities
Lease liabilities, loans and borrowings	8	53.4	39.5
Trade payables and other payables	8	399.8	426.7
Other financial liabilities	8	597.4	1,443.4
Income tax liabilities	6	6.3	4.5
Provisions	10	211.5	144.8
Contract liabilities		796.1	294.9
Other non-financial liabilities		158.0	169.4

Total current liabilities		2,222.5	2,523.2

Total liabilities		2,863.8	3,118.6

Total equity and liabilities		21,341.1	22,529.7

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity

		Equity attributable to equity holders of the parent
(in millions €)	Note	Share capital	Capital reserve	Treasury shares	Retained earnings	Other reserves	Total equity
As of January 1, 2024		248.6	1,229.4	(10.8)	19,763.3	(984.6)	20,245.9
Net loss		—	—	—	(924.8)	—	(924.8)
Other comprehensive loss		—	—	—	—	(96.6)	(96.6)

Total comprehensive loss		—	—	—	(924.8)	(96.6)	(1,021.4)

Share-based payments		—	143.6	2.0	—	(255.6)	(110.0)
As of September 30, 2024		248.6	1,373.0	(8.8)	18,838.5	(1,336.8)	19,114.5
As of January 1, 2025		248.6	1,398.6	(8.6)	19,098.0	(1,325.5)	19,411.1
Net loss		—	—	—	(831.1)	—	(831.1)
Other comprehensive loss		—	—	—	—	(123.6)	(123.6)

Total comprehensive loss		—	—	—	(831.1)	(123.6)	(954.7)

Share-based payments		—	54.6	0.5	—	(34.2)	20.9
As of September 30, 2025		248.6	1,453.2	(8.1)	18,266.9	(1,483.3)	18,477.3

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in millions €)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Net profit / (loss)	(28.7)	198.1	(831.1)	(924.8)
Income taxes	53.4	(39.4)	7.7	(54.1)

Profit / (Loss) before tax	24.7	158.7	(823.4)	(978.9)

Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	124.2	44.4	218.0	132.6
Share-based payment expenses	27.9	40.9	82.1	77.4
Net foreign exchange differences	(24.1)	(35.5)	36.4	(77.4)
(Gain) / Loss on disposal of property, plant and equipment	(1.3)	—	(1.7)	(0.2)
Finance income excluding foreign exchange differences	(96.8)	(156.2)	(324.8)	(498.8)
Finance expense excluding foreign exchange differences	2.6	5.3	17.1	14.8
Government grants	(10.5)	(14.6)	(43.5)	(26.8)
Other non-cash (income) / loss	—	—	(15.0)	—
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	15.7	(6.0)	(12.9)	0.7
Working capital adjustments:
Decrease / (Increase) in trade and other receivables, contract assets and other assets	881.7	(830.2)	1,002.7	1,267.6
Decrease in inventories	5.1	37.0	61.7	54.6
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(242.8)	117.9	(299.2)	590.7
Interest received and realized gains from cash and cash equivalents	83.5	73.1	275.2	353.3
Interest paid and realized losses from cash and cash equivalents	(2.4)	(1.6)	(8.2)	(6.9)
Income tax received / (paid), net	(9.6)	1.6	(36.7)	(190.8)
Share-based payments	(4.2)	(134.4)	(19.3)	(143.6)
Government grants received	7.0	60.7	38.0	102.7

Net cash flows from / (used in) operating activities	780.7	(638.9)	146.5	671.0

Investing activities
Purchase of property, plant and equipment	(35.9)	(72.8)	(111.9)	(219.9)
Proceeds from sale of property, plant and equipment	2.9	0.3	3.9	0.5
Purchase of intangible assets	(2.7)	(10.2)	(575.0)	(141.3)
Acquisition of subsidiaries and businesses, net of cash acquired	—	—	(78.5)	—
Investment in other financial assets	(2,869.0)	(2,958.2)	(7,046.7)	(10,301.5)
Proceeds from maturity of other financial assets	1,979.4	2,898.8	8,065.3	7,974.3

Net cash flows from / (used in) investing activities	(925.3)	(142.1)	257.1	(2,687.9)

Financing activities
Repayment of loans and borrowings	(1.2)	—	(9.4)	(2.3)
Payments related to lease liabilities	(10.3)	(7.9)	(29.2)	(36.3)

Net cash flows used in financing activities	(11.5)	(7.9)	(38.6)	(38.6)

Net increase / (decrease) in cash and cash equivalents	(156.1)	(788.9)	365.0	(2,055.5)
Change in cash and cash equivalents resulting from exchange rate differences	(21.5)	(2.3)	(28.4)	1.2
Change in cash and cash equivalents resulting from other valuation effects	1.0	39.1	(5.6)	15.2
Cash and cash equivalents at the beginning of the period	10,269.5	10,376.7	9,761.9	11,663.7

Cash and cash equivalents as of September 30	10,092.9	9,624.6	10,092.9	9,624.6

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Selected Explanatory Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Corporate Information

BioNTech SE is a limited company incorporated and domiciled in Germany. The registered office is located in Mainz, Germany (An der Goldgrube 12, 55131 Mainz). The accompanying unaudited interim condensed consolidated financial statements present the financial position and the results of operation of BioNTech SE and its subsidiaries and have been prepared on a going concern basis in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board and as endorsed by the European Union. References to the “Company”, “BioNTech”, “Group”, “we”, “us” and “our” refer to BioNTech SE and its consolidated subsidiaries.

We are a global next-generation immunotherapy company aiming to pioneer novel medicines against cancer, infectious diseases and other serious diseases. Since our founding in 2008, we have focused on harnessing the power of the immune system to address human diseases with unmet medical needs and major global health burdens. Our fully integrated model combines decades of research in immunology with a multi-technology innovation engine, GMP manufacturing, translational drug discovery, clinical development, commercial capabilities, computational medicine, data science and artificial intelligence, or AI, and machine learning, or ML, capabilities to discover, develop and commercialize our marketed product and product candidates.

We have built a broad toolkit across multiple technology platforms, including a diverse range of potentially first-in-class therapeutic approaches. This includes investigational messenger ribonucleic acid, or mRNA immunotherapies, protein-based therapeutics (including targeted antibodies such as monoclonal, bispecific and antibody-drug conjugates, or ADCs) and cell therapies.

Our multi-technology combination of platforms and product candidates aims to position us as pioneers in the field of individualized, patient-centric therapeutic approaches in oncology and infectious diseases.

Our primary focus is oncology, where we endeavor to address the full continuum of cancer from early to late disease stages. The root causes of cancer treatment failure are cancer heterogeneity and interindividual variability. Driven by random sequential mutations, every patient’s cancer is different and within one patient’s tumor, every cell is different. Addressing these two challenges is the core of our strategy. To augment anti-tumor activity and to counteract resistance mechanisms, we seek to combine compounds with non-overlapping, potentially synergistic mechanisms of action.

Our approach has generated a robust and diversified product candidate pipeline across a range of technologies in oncology and infectious disease, and has led to the approval of our first marketed product, Comirnaty.

Our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025 were authorized for issuance in accordance with a resolution of the Audit Committee of our Supervisory Board on November 2, 2025.

2. Basis of Preparation, Significant Accounting Policies

Basis of Preparation and Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the audited consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F as of and for the year ended December 31, 2024.

We prepare and present our unaudited interim condensed consolidated financial statements in Euros and round numbers to millions of Euros. Accordingly, numerical figures rounded in the table context may be adjusted to match totals in some tables while some totals may not be the exact arithmetic aggregations of the figures.

The unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025, include BioNTech SE and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Significant Accounting Judgments, Estimates and Assumptions and Accounting Policies

The preparation of the unaudited interim condensed consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingent liabilities and the accompanying disclosures.

This includes, but is not limited to, our judgment relating to our collaboration with Pfizer, Inc., or Pfizer, as described under the subheading “Pfizer Agreement Characteristics” in Note 3 to our audited consolidated financial statements as of and for the year ended December 31, 2024. In order to determine our share of the collaboration partner’s gross profits, we used certain information from the collaboration partner, including revenues from the sale of products and certain other sharable expense items, some of which is based on preliminary data shared between the partners.

This further includes, but is not limited to, judgments relating to the impairment tests of our goodwill and intangible assets, as the outcome of these tests is highly dependent on management’s assumptions regarding future cash flow projections, which require significant judgments and assumptions about future developments. They can be affected by a variety of factors, including but not limited to peak sales assumptions, clinical trial success rates and/or estimation of weighted-average cost of capital. Changes to the assumptions underlying our goodwill and intangible assets impairment assessments could require material adjustments to the carrying amount of our recognized goodwill and intangible assets and may lead to impairment charges recognized in our condensed consolidated statements of profit or loss.

Judgment is also required including, but not limited to, when accounting for business combinations. This includes determining whether an intangible asset is identifiable and whether it should be recorded separately from goodwill. Additionally, estimating the acquisition date fair values in conjunction with the purchase price allocation and with the settlement of pre-existing relationships involves estimation uncertainty and discretionary decisions. The necessary measurements are based on information available on the acquisition date and on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates and assumptions can materially affect our financial position and our profit or loss statements.

This further includes, but is not limited to, judgments related to our new collaboration with Bristol-Myers Squibb Company, or BMS, as described in Note 3 below. Under the terms of the collaboration, we and BMS will jointly share development and manufacturing costs on a 50:50 basis. In determining the amount payable to or receivable from BMS, we rely on BMS for its costs incurred in the respective reporting period. Management used judgment to identify the license as a separate unit of account from the development activities defined in the contract, and applied IFRS 15 to the upfront, anniversary and milestone payments in respect of the license component. Determining whether the performance obligation in relation to the license granted to BMS is satisfied over time or at a point in time, included judgment to assess that the nature of our promise to grant the license is a right-to-use our intellectual property. We have determined that the contract does not contain a substantive termination penalty and therefore contains material rights based on the option to cancel the contract during the development period under the contract, which management determined to be 5 years. The development period is an estimate made by management that is required to be re-evaluated each reporting period (see Note 3).

Management bases its judgments and estimates on parameters available at the time when the unaudited interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.

In accordance with IFRS 11 (Joint Arrangements), we classify our joint arrangements (i.e. arrangements in which we exercise joint control with one or more other parties) either as a joint operation or as joint venture. We exercise joint control over a joint arrangement when decisions relating to the relevant activities of the arrangement require the unanimous consent of us and the other parties with whom control is shared. We have assessed that we exercise joint control with BMS in relation to the development activities in the co-development and co-commercialization agreement and classified those activities as a joint operation.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of our audited consolidated financial statements as of and for the year ended December 31, 2024, except for income taxes, which are accounted for using the expected annual tax rate in our unaudited interim condensed consolidated financial statements (see Note 6). In addition, the assets, liabilities, revenues and expenses in relation to the joint arrangement with BMS, which is not structured through a separate vehicle, are accounted for in accordance with the IFRS Accounting standards applicable to the particular assets, liabilities, revenues and expenses. We account for our share of the development activities in accordance with IFRS 11 and we account for the license component under IFRS 15. Reimbursements for research and development are offset against research and development expenses.

Standards Applied for the First Time

IFRS Accounting Standards that were applied for the first time as of January 1, 2025, as disclosed in the notes to the audited consolidated financial statements as of and for the year ended December 31, 2024, had no impact on our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025.

3. Revenues from Contracts with Customers

Disaggregated Information on Revenues

Set forth below is the disaggregation of our revenues from contracts with customers:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
COVID-19 vaccine revenues	853.3	1,113.9	1,139.6	1,310.0
Revenues from out-licensing	613.0	—	613.0	—
Other revenues	52.6	130.9	209.9	251.1

Total	1,518.9	1,244.8	1,962.5	1,561.1

COVID-19 Vaccine Revenues

Our COVID-19 vaccine revenues were recognized from the supply and sales of our COVID-19 vaccine worldwide during the three and nine months ended September 30, 2025 and 2024, mainly comprising our share of the collaboration partner’s gross profit derived from sales in the collaboration partner’s territory. Overall, our COVID-19 vaccine revenues amounted to €853.3 million and €1,139.6 million during the three and nine months ended September 30, 2025, respectively. During the three and nine months ended September 30, 2024, COVID-19 vaccine revenues amounted to €1,113.9 million and €1,310.0 million, respectively. While our year-to-date revenues were similar to those of the comparative prior year period, our revenues for the three months ended September 30, 2025 were lower compared to the comparative prior year period, largely driven by a lower volume of doses sold. Our COVID-19 vaccine revenues are subject to seasonal effects in the fall and winter of the northern hemisphere.

Revenues from Out-Licensing

On June 2, 2025, we and Bristol-Myers Squibb Company, or BMS, announced a global strategic partnership to co-develop and co-commercialize our next-generation bispecific antibody candidate, pumitamig (BNT327/BMS986545), broadly for multiple solid tumor types. Under the terms of the agreement, we granted BMS a worldwide, co-exclusive license to use the licensed intellectual property, or IP, for the development, manufacturing and commercialization of our investigational bispecific antibody pumitamig as monotherapy or in combination with other products. We and BMS will jointly share development and manufacturing costs on a 50:50 basis. Global profits and losses will be equally shared as well. We received an upfront payment amounting to $1.5 billion during the three months ended September 30, 2025, and are eligible to receive $2.0 billion total in non-contingent anniversary payments through 2028 as well as up to $7.6 billion in additional development, regulatory and commercial milestone payments contingent on achievement of certain development, regulatory and commercial milestones.

On August 15, 2025, we and BMS entered into an amended and restated agreement that replaced the original agreement. The new agreement governs the collaboration, including in particular the performance-related rights and obligations, without affecting the financial terms agreed in the original agreement. The license granted in respect of our IP was determined to be a separate unit of account from the other promised good and services, which we refer to as development activities, and accounted for under IFRS 15 as the granting of a license to our IP is an output of our ordinary activities. Based on the terms of the contract, we have identified material rights relating to options to cancel the contract. In allocating revenue to the material rights throughout the development period, management determined an expected consideration of $3.5 billion, consisting of the upfront payment and the anniversary payments. The expected consideration is attributed to each option to cancel the contract using the practical alternative under IFRS 15.B43. Each material right is recognized as revenue at the point in time BMS makes use of its option or when such right expires. The upfront payment was recorded as contract liability (€1,313.6 million, converted as of the contract date of the initial agreement, June 2, 2025). We determined that the criteria in IFRS 15.9 were subsequently met with the conclusion of the amended and restated agreement as of August 15, 2025. During the three months ended September 30, 2025, revenue in the amount of €613.0 million was recognized on a cumulative catch-up basis as of June 2, 2025, the date the initial agreement was effective, and €700.6 million have been deferred and will be recognized upon BMS makes use of its option or when such right expires. All milestone payments are considered to be constrained, as the achievement of the milestone events depends on the success of the underlying research and development activities, which is outside our control. Sales-based milestone payments will be recognized when the underlying sale transactions have occurred.

Other Revenues

Our remaining other revenues were mainly derived from a pandemic preparedness contract with the German government, during the three and nine months ended September 30, 2025 and 2024.

Revenues from contracts with customers were recognized as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
Timing of revenue recognition
Goods and services transferred at a point in time	793.3	247.0	930.3	301.6
Goods and services transferred over time	44.8	124.8	193.4	231.7
Revenue recognition applying the sales-based or usage-based royalty recognition constraint model (1)	680.8	873.0	838.8	1,027.8

Total	1,518.9	1,244.8	1,962.5	1,561.1

(1)	Represents sales based on the share of the collaboration partners’ gross profit.

4. Income and Expenses

4.1 General Expenses

Cost of Sales

Our cost of sales decreased by €30.6 million, or 17%, from €178.9 million during the three months ended September 30, 2024 to €148.3 million during the three months ended September 30, 2025 and increased by €10.7 million, or 4%, from €297.8 million during the nine months ended September 30, 2024 to €308.5 million during the nine months ended September 30, 2025. While the decrease in cost of sales for the three months ended September 30, 2025, compared to the same period in 2024, was primarily driven by lower expenses arising from inventory write-downs to net realizable value, the year-to-date increase is mainly attributable to multiple positive extraordinary effects, for example derived from inventory valuation effects, that were recognized during the nine months ended September 30, 2024. Expenses arising from inventory write-downs to net realizable value amounted to €11.8 million and €76.1 million during the three and nine months ended September 30, 2025, respectively, compared to €39.7 million and €103.3 million during the three and nine months ended September 30, 2024, respectively. The inventories valued at net realizable value in our consolidated statement of financial position as of September 30, 2025 reflect contractual compensation payments.

Research and Development Expenses

Our research and development expenses increased by €14.5 million, or 3%, from €550.3 million during the three months ended September 30, 2024 to €564.8 million during the three months ended September 30, 2025 and decreased by €42.9 million, or 3%, from €1,642.4 million during the nine months ended September 30, 2024 to €1,599.5 million during the nine months ended September 30, 2025. The changes were mainly driven by the start of late-stage trials for our immuno-oncology, or IO, and antibody-drug conjugate, or ADC, programs, partly offset by cost savings resulting from active portfolio management. In addition, research and development expenses for the three months ended September 30, 2025 were impacted by a one-time impairment of BNT323/DB-1303 (see Note 7).

General and Administrative Expenses

Our general and administrative expenses decreased by €11.2 million, or 8%, from €132.4 million during the three months ended September 30, 2024 to €121.2 million during the three months ended September 30, 2025 and decreased by €74.5 million, or 18%, from €420.3 million during the nine months ended September 30, 2024 to €345.8 million during the nine months ended September 30, 2025. The decrease was primarily driven by a reduction in external services. For the three months ended September 30, 2025, lower insurance and personnel costs also contributed to the decline compared to the prior-year period.

4.2 Other Operating Result

The other operating result recognized during the three and nine months ended September 30, 2025 and 2024 is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
Other operating result
Other operating income	25.3	56.3	154.6	103.0
Gain on derivative instruments at fair value through profit or loss	—	5.7	59.6	—
Grants	10.6	14.7	43.5	26.9
Bargain purchase	—	—	15.0	—
Foreign exchange differences, net	2.1	30.8	—	65.2
Other	12.6	5.1	36.5	10.9
Other operating expenses	(729.5)	(410.9)	(884.7)	(719.9)
Pipeline prioritization costs	(21.1)	—	(64.7)	—
Contractual disputes / settlements	(678.5)	(365.9)	(678.5)	(605.0)
Litigation costs	(16.0)	(41.2)	(65.3)	(84.1)
Loss on derivative instruments at fair value through profit or loss	(8.4)	—	—	(26.2)
Foreign exchange differences, net	—	—	(52.7)	—
Other	(5.5)	(3.8)	(23.5)	(4.6)

Total other operating result	(704.2)	(354.6)	(730.1)	(616.9)

Our total other operating result decreased by €349.6 million, or 99%, from a negative operating result of €354.6 million during the three months ended September 30, 2024 to a negative operating result of €704.2 million during the three months ended September 30, 2025 and decreased by €113.2 million, or 18%, from a negative operating result of €616.9 million during the nine months ended September 30, 2024 to a negative operating result of €730.1 million during the nine months ended September 30, 2025. The decrease was mainly related to expenses incurred in connection with the settlement of contractual disputes to resolve a patent litigation with CureVac N.V. and GSK plc as announced on August 8, 2025. Under the terms of the settlement agreements, we incurred other operating expenses of €678.5 million ($790.0 million), comprising €273.2 million ($320.0 million) in cash outflows (net of VAT), €362.3 million ($420.0 million) excluding VAT recognized as other financial liabilities (including VAT €417.6 million ($490.3 million)), and €42.9 million ($50.0 million) as a recognized provision. In addition, our other operating result was impacted by pipeline prioritization costs and a net loss from foreign exchange differences and related effects from derivative instruments in the current period.

As of September 30, 2025, the amount of our grants deferred disclosed as other non-financial liabilities in our unaudited interim condensed consolidated financial statements amounted to €76.8 million compared to €85.2 million as of December 31, 2024. Compared to the balance sheet amount for the year ended December 31, 2024, the total nominal amount of government grants and similar grants increased mainly due to an additional grant signed of approximately £129.0 million with the UK Government.

4.3 Finance Result

The finance result recognized during the three and nine months ended September 30, 2025 and 2024 is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
Finance result
Finance income	96.8	156.2	324.8	498.8
Gains from financial instruments measured at amortized cost	59.2	108.2	205.1	345.7
Gains from financial instruments measured at fair value	37.5	48.0	119.5	153.1
Foreign exchange differences, net	—	—	—	—
Other	0.1	—	0.2	—
Finance expenses	(25.2)	(8.0)	(66.1)	(14.8)
Expenses from financial instruments measured at fair value	(0.9)	(0.4)	(5.3)	(0.8)
Expenses from financial instruments measured at amortized cost without expected credit losses	(1.3)	(1.3)	(4.1)	(3.0)
Foreign exchange differences, net	(22.6)	(2.7)	(49.0)	—
Other	(0.4)	(3.6)	(7.7)	(11.0)

Total finance result	71.6	148.2	258.7	484.0

Our finance result during the three and nine months ended September 30, 2025 and 2024 was mainly derived from returns, such as interests, resulting from our financial investments as well as fair value adjustments of our money market funds. Our total finance result decreased by €76.6 million, or 52%, from a positive finance result of €148.2 million during the three months ended September 30, 2024 to a positive finance result of €71.6 million during the three months ended September 30, 2025 and decreased by €225.3 million, or 47%, from a positive finance result of €484.0 million during the nine months ended September 30, 2024 to a positive finance result of €258.7 million during the nine months ended September 30, 2025. These changes are mainly due to lower interest income and negative foreign exchange differences, primarily derived from our security investments disclosed as cash equivalents and bank cash accounts held in foreign currency.

5. Business Combination

Acquisition of Biotheus

On November 13, 2024, our subsidiary, BioNTech Collaborations GmbH, entered into an agreement and plan of merger, or the Merger Agreement, with Biotheus, a clinical-stage biotechnology company dedicated to the discovery and development of novel antibodies to address unmet medical needs of patients with oncological or inflammatory diseases, to acquire 100 percent of the issued share capital of Biotheus. The acquisition supports the global execution of our oncology strategy and provides full global rights to pumitamig (BNT327/BMS986545), an investigational PD-L1 x VEGF-A bispecific antibody, with potential to replace current checkpoint inhibitor standard of care treatments for solid tumors.

By closing the acquisition, we gained full rights to Biotheus’ other pipeline candidates and its in-house bispecific antibody-drug conjugate capability. The acquisition has expanded our footprint in China, adding a local research and development hub to conduct clinical trials. In addition, we have gained a biologics manufacturing facility to contribute to our future global manufacturing and supply, and more than 300 Biotheus employees in R&D, manufacturing and enabling functions have joined the BioNTech workforce.

Following the satisfaction of several customary closing conditions and regulatory approvals as defined in the Merger Agreement, the acquisition closed on January 31, 2025.

Since the completion of the acquisition took place in January 2025, we performed an allocation of the total consideration and the underlying assets acquired and liabilities assumed based on their fair values using the information available as of the acquisition date. Due to the complexity of the transaction, this allocation is still preliminary and might be subject to change. The total consideration and the fair values determined in accordance with IFRS 3 of the identified net assets acquired of Biotheus as of January 31, 2025, are as follows:

(in millions €)	Fair value recognized on acquisition Biotheus
Assets
Intangible assets	172.8
Property, plant and equipment	70.7
Cash and cash equivalents	122.4
Other assets non-current and current	20.6

Total assets	386.5

Liabilities
Non-current liabilities	36.3
Current liabilities	55.1

Total liabilities	91.4

Total identifiable net assets at fair value	295.1

Bargain from the acquisition	(15.0)

Total consideration	280.1

Consideration
Total purchase price	847.4
Upfront payment	767.8
Contingent consideration (milestones)	79.6
Payments in connection with pre-existing relationships	(567.3)

Total consideration	280.1

Upon closing and under the terms of the agreement, we paid Biotheus shareholders an upfront payment of €767.8 million in cash. Furthermore, we agreed to pay additional performance-based contingent payments, if certain milestones are met. At the acquisition date, the contingent consideration was recognized at its fair value of €79.6 million based on discounted cash flow projections in connection with performance-based contingent payments. The lower end of the bandwidth of possible outcomes of the contingent consideration is zero, and the upper limit is €144.3 million.

Under the terms of the agreement, we also transferred American Depositary Shares, or ADSs, to eligible shareholders who will provide services to the Group. Under IFRS 3, this is considered remuneration and will be recognized as equity-settled share-based payment, based on the grant date fair value (€49.2 million) as personnel expense over a four-year service period.

The purchase price is mainly allocated to the settlement of our pre-existing relationship in connection with the License and Collaboration Agreement with Biotheus entered into in November 2023, which comprised exclusive rights to the development, manufacturing and commercialization of BNT327/PM8002 ex-Greater China. The amount is separated from the remaining purchase price to be transferred for the acquired business of Biotheus and amounts to €565.1 million. This amount for the settlement of the pre-existing relationship is identified based on the fair value of the settled rights of Biotheus in connection with contingent payments in relation to the License and Collaboration Agreement, including development, regulatory and sales milestones and royalties. This fair value was determined using a Discounted Cash flow model based on a business plan for the compound, using an appropriate WACC. The fair value of these rights is recorded as subsequent acquisition cost to our BNT327/PM8002 ex-Greater China rights. As the requirements under IAS 12 for the initial recognition exemption are fulfilled, we did not record a correspondent deferred tax liability. We did not identify a gain or a loss in connection with the settlement of the pre-existing relationship.

The consideration for the acquired business of Biotheus is allocated to net assets acquired, which mainly include identified intangible assets in connection with Biotheus’ BNT327/PM8002 Greater China rights and other clinical pipeline candidates, property, plant and equipment, cash and liabilities assumed. The fair values of the BNT327/PM8002 Greater China rights and other clinical pipeline candidates were determined based on the direct cash flow approach and amount to €167.7 million.

A bargain purchase of €15.0 million was recognized in other operating income, which technically results from the separation of the identified amount in connection with the settlement of the pre-existing relationships and the application of the initial recognition exemption under IAS 12.

Transaction costs of €6.9 million were expensed and are included in general and administrative expenses. Since the acquisition, Biotheus’ impact on our revenue and profit and loss for the period has been immaterial. Accordingly, pro-forma amounts for our revenue and profit and loss for the financial year, which were calculated on the assumption that the acquisition had taken place at the beginning of the year, would not materially differ from the actual figures reported.

6. Income Taxes

During the nine months ended September 30, 2025 and 2024, income taxes were calculated based on the best estimate of the weighted average annual income tax rates expected for the full financial years (estimated annual effective income tax rates) on ordinary income before tax adjusted by the tax effect of any discrete items. During the nine months ended September 30, 2025, our effective income tax rate was approximately (0.9)%. During the nine months ended September 30, 2024, our effective income tax rate was approximately 5.5%.

The effective income tax rate was mainly driven by the expected negative result for 2025 and management’s assessment of the requirements in International Accounting Standards, or IAS, 12, including on the character and amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. Thus, in countries where the requirements of IAS 12 were not fulfilled, no deferred tax asset was recognized. Such assessment takes into account the fact that there is an inherent risk of failure in pharmaceutical development and uncertainty of approvals that depend on external regulatory agencies’ opinions. As of September 30, 2025, As of September 30, 2025, the recoverability of the U.S. tax group’s deferred tax assets were reassessed in light of recent operational changes requiring the implementation of a specified transfer pricing model. The specified model is expected to reduce forecasted taxable profits in the United States. Based on updated financial projections, it has been concluded that it is no longer probable that sufficient future taxable profits will be available to realize the deferred tax assets previously recognized. Consequently, deferred tax assets of €68.4 million were derecognized, resulting in a tax expense of €68.4 million recognized in the interim period.

We apply the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes. Furthermore, we reviewed the corporate structure with regard to the Pillar Two Model Rules in various jurisdictions. Since the Group’s relevant effective tax rate for Pillar Two purposes is expected mainly above 15% in all jurisdictions in which it operates, it has been determined that the Group is not materially subject to Pillar Two “top-up” taxes. Therefore, the consolidated financial statements for the three and nine months ended September 30, 2025 do not include further information otherwise required by paragraphs 88B and 88C of IAS 12.

The income taxes recognized during the three and nine months ended September 30, 2025 and 2024 are shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
Current income taxes	(2.9)	(8.5)	3.8	(2.0)
Deferred taxes	56.3	(30.9)	3.9	(52.1)

Income taxes expenses / (income)	53.4	(39.4)	7.7	(54.1)

7. Other Intangible Assets

We identify indications of impairment of other intangible assets using various factors from external and internal information sources, including deviations from sales forecasts and the analysis of changes in medium-term planning.

During the three months ended September 30, 2025, we identified a triggering event in connection with the asset related to the product candidate BNT323/DB-1303 due to revision of our commercial forecast assumptions. We performed an impairment test which revealed an impairment loss of €85.4 million recognized as research and development expenses in our statements of profit or loss. The impairment does not impact our strategy to bring BNT323/DB-1303 to market. We continue to view this product candidate as a foundational opportunity to establish our commercial infrastructure, paving the way for future launches. We did not identify any further indication that other intangible assets may be impaired during the three months ended September 30, 2025.

8. Financial Assets and Financial Liabilities

Financial Assets and Liabilities at Amortized Cost and at Fair Value through OCI and Profit or Loss

Set out below is an overview of financial assets and liabilities at amortized cost and at fair value through OCI and profit or loss, as of the dates indicated:

September 30, 2025
	Carrying amount			Fair value
(in millions €)	Current	Non-current	Total	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets subsequently measured at fair value through profit or loss
Foreign exchange forward contracts	9.0	—	9.0	—	9.0	—	9.0
Security investments disclosed as cash and cash equivalents	5,694.4	—	5,694.4	5,694.4	—	—	5,694.4
Security investments disclosed as other financial assets	199.9	—	199.9	199.9	—	—	199.9
Other financial assets	—	43.4	43.4	—	—	43.4	43.4
Financial assets subsequently measured at fair value through OCI
Non-listed equity investments	—	1.4	1.4	—	—	1.4	1.4
Listed equity investments	—	75.1	75.1	75.1	—	—	75.1
Financial assets subsequently measured at amortized costs(1)
Security investments disclosed as other financial assets	4,075.7	2,336.4	6,412.1	—	—	—	6,412.1
Security investments disclosed as cash and cash equivalents	4,034.4	—	4,034.4	—	—	—	4,034.4
Cash at banks and on hand	364.1	—	364.1	—	—	—	364.1
Trade and other receivables	690.8	—	690.8	—	—	—	690.8
Reimbursement asset	150.0	—	150.0	—	—	—	150.0
Other financial assets	0.1	19.7	19.8	—	—	—	19.8
Financial liabilities subsequently measured at fair value
Foreign exchange forward contracts	0.6	—	0.6	—	0.6	—	0.6
Contingent consideration	43.0	78.7	121.7	—	—	121.7	121.7
Financial liabilities subsequently measured at amortized costs(1)
Loans and borrowings	13.2	25.3	38.5	—	—	—	38.5
Trade payables and other payables	399.8	—	399.8	—	—	—	399.8
Other financial liabilities	553.7	17.7	571.4	—	—	—	571.4
Financial liabilities subsequently not measured according to IFRS 9
Lease liabilities	40.2	166.8	207.0	—	—	—	207.0

(1)	Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.

Additional developments in our financial assets and liabilities during the nine months ended September 30, 2025 mainly resulted from a reallocation of existing capital and from new security investments (short-term fund) disclosed as other financial assets subsequently measured at fair value through profit and loss, which was entered into to strengthen our short-term security investment position. Furthermore, our financial assets decreased in the amount of €1,253.1 million in security investments disclosed as cash and cash equivalents subsequently measured at fair value through profit and loss (money market funds) and security investments disclosed as other financial assets subsequently measured at amortized costs (for example, bonds and commercial paper) decreased in the amount of €1,185.2 million compared to year-end 2024. Security investments disclosed as cash and cash equivalents subsequently measured at amortized cost increased by €1,670.0 million during the nine months ended September 30, 2025 due to a focus on short-term investments.

In total, our cash and security investments decreased by €654.3 million compared to December 31, 2024.

The other financial liabilities decreased by €854.8 million during the nine months ended September 30, 2025. A decrease of €1,369.9 million resulted from payments made in connection with the settlement of contractual disputes during the six months ended June 30, 2025. During the three months ended September 30, 2025, other financial liabilities increased by €417.6 million including VAT, as a result of the respective settlement agreements with CureVac N.V. and GSK plc (see    Note 4.2).

December 31, 2024
	Carrying amount			Fair value
(in millions €)	Current	Non-current	Total	Level 1 (Fair value)	Level 2 (Fair value)	Level 3 (Fair value)	Total
Financial assets subsequently measured at fair value through profit or loss
Foreign exchange forward contracts	11.9	—	11.9	—	11.9	—	11.9
Security investments disclosed as cash and cash equivalents	6,947.5	—	6,947.5	6,947.5	—	—	6,947.5
Other financial assets	—	39.6	39.6	—	—	39.6	39.6
Financial assets subsequently measured at fair value through OCI
Non-listed equity investments	—	1.5	1.5	—	—	1.5	1.5
Listed equity investments	—	92.7	92.7	92.7	—	—	92.7
Financial assets subsequently measured at amortized costs(1)
Security investments disclosed as other financial assets	6,536.2	1,061.1	7,597.3	—	—	—	7,597.3
Security investments disclosed as cash and cash equivalents	2,364.4	—	2,364.4	—	—	—	2,364.4
Cash at banks and on hand	450.0	—	450.0	—	—	—	450.0
Trade and other receivables	1,463.9	—	1,463.9	—	—	—	1,463.9
Reimbursement asset	473.6	40.9	514.5	—	—	—	514.5
Other financial assets	—	18.2	18.2	—	—	—	18.2
Financial liabilities subsequently measured at fair value
Foreign exchange forward contracts	16.3	—	16.3	—	16.3	—	16.3
Contingent consideration	0.9	46.9	47.8	—	—	47.8	47.8
Financial liabilities subsequently measured at amortized costs(1)
Trade payables and other payables	426.7	—	426.7	—	—	—	426.7
Other financial liabilities	1,426.2	—	1,426.2	—	—	—	1,426.2
Financial liabilities subsequently not measured according to IFRS 9
Lease liabilities	39.5	214.7	254.2	—	—	—	254.2

(1)	Fair values for financial assets and liabilities at amortized costs are not disclosed as the book values represent a reasonable approximation.

Equity investments designated at Fair Value through OCI

(in millions €)	Fair value as of September 30, 2025	Fair value as of December 31, 2024
Investment in Autolus	46.2	75.4
Investment in Ryvu	12.5	17.3
Investment in DualityBio	16.4	—
Other investments	1.4	1.5

Total	76.5	94.2

In April 2025, we invested €4.5 million in DualityBio.

Financial investments in equity instruments measured at fair value through other comprehensive income comprise the following effects:

	Three months ended September 30,		Nine months ended September 30,
(in millions €)	2025	2024	2025	2024
Net gain / (loss) on equity instruments designated at fair value through other comprehensive income	(14.9)	0.7	(22.1)	(108.3)

Total	(14.9)	0.7	(22.1)	(108.3)

Measurement of fair values

The following table shows the valuation techniques used in measuring fair values for financial instruments in our consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs
Forward exchange contracts	Discounted cash flow using par method. Expected future cash flows based on foreign exchange forwards discounted over the respective remaining term of the contracts using the respective deposit interest rates and spot rates.	n/a

Non-listed equity investments	Quantitative and qualitative factors such as actual and forecasted results, cash position and financing round valuations.	–Actual and forecasted results –Net asset value –Cash position –Nature and pricing indication of latest financing round

Listed equity investments	Stock prices of the listed companies and applicable exchange rates, if the listing is in a foreign currency.	n/a

Money market and other funds	Quoted prices on an active market.	n/a

Contingent consideration	Present value of expected future payments and reflecting changes in expected achievement of underlying performance parameters and compounding effects.	–Expected future payments –Applied cost of capital

Royalty assets	Present value of expected future cash flows.	–Expected future cash flows –Applied cost of capital

Recurring Fair Values (Level 3)

The following table shows the recurring fair value measurement of contingent consideration and royalty assets as well as the effect of the measurements on our unaudited interim condensed consolidated statements of profit or loss for the current period.

	Financial assets	Financial liabilities
(in millions €)	Other financial assets	Contingent consideration
As of January 1, 2024	—	(38.8)
Additions	37.7	—
Net effect on profit or loss - Finance income / (expense)
Net change in fair value	5.7	(4.5)
As of September 30, 2024	43.4	(43.3)
As of January 1, 2025	39.6	(47.8)
Additions	—	(79.6)
Net effect on profit or loss - Other operating income / (expense)
Net change in fair value	—	10.8
Net effect on profit or loss - Finance income / (expense)
Net change in fair value	3.8	(5.1)
As of September 30, 2025	43.4	(121.7)

The sensitivity of the fair values of royalty assets to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:

Royalty assets

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	5.1	(5.1)
Discount rate	1%	(4.0)	4.4

The sensitivity of the fair values of contingent consideration to the significant, unobservable, variable input factors, with all other factors remaining constant, is shown in the following table:

Contingent consideration

Input factor	Change in assumptions	Change in fair value with increasing input factor (in millions €)	Change in fair value with decreasing input factor (in millions €)
Cash flow projections	10%	8.4	(8.4)
Discount rate	1%	(3.5)	3.6

The estimated fair value of non-listed equity investments would, for example, increase (decrease) if the price of the latest financing round of the respective investment were to increase (decrease) and the overall company value were higher (lower).

Risk Management Activities

No changes have occurred regarding our risk management activities as disclosed in the notes to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2024.

9. Issued Capital and Reserves

As of September 30, 2025, the number of shares outstanding was 240,455,450. This amount excludes 8,096,750 shares held in treasury. As of December 31, 2024, the number of shares outstanding was 239,970,804, excluding 8,581,396 shares held in treasury.

10. Provisions

(in millions €)	September 30, 2025	December 31, 2024
Contractual disputes / settlements	116.6	85.7
Obligations from onerous contracts	53.9	56.6
Other	65.2	23.4

Total	235.7	165.7

Total current	211.5	144.8

Total non-current	24.2	20.9

Certain prior period amounts have been reclassified to conform to current period presentation.

As of September 30, 2025, our current provisions included €116.6 million in contractual disputes mainly related to collaborators regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements. The increase in obligations identified as contractual disputes compared to December 31, 2024 was mainly due to entering settlement agreements, such as the agreements with CureVac N.V. and GSK plc (see Note 4.2) and a royalty on rest-of-world sales of licensed products to CureVac N.V. and GSK plc.

As of September 30, 2025, our current provisions included €53.9 million (€56.6 million as of December 31, 2024) of obligations from onerous contracts, primarily relating to production capacities derived from contracts with contract manufacturing organizations, or CMOs, that became redundant. The change of €2.7 million compared to December 31, 2024 related entirely to consumption.

As of September 30, 2025, our current provisions included €65.2 million in other obligations mainly comprising employee related obligations such as restructuring due to pipeline prioritization, social security costs related to share based payment programs as well as inventor remunerations (€23.4 million as of December 31, 2024, mainly comprising employee related obligations). The change of €41.8 million compared to December 31, 2024, related mainly to additions.

11. Contingent Liabilities

Our contingent liabilities include, but are not limited to, intellectual property disputes and contractual disputes regarding, among other things, the interpretation of each party’s obligations or the amounts payable under the respective agreements, product-related disputes, and actions by or on behalf of our shareholders.

From time to time, in the normal course and conduct of our business, we may be involved in proceedings with third parties, including proceedings regarding, for example, the use and/or remuneration for use of such third party’s intellectual property. As of September 30, 2025, none of the intellectual property-related considerations outlined below, of which we have either been notified, or for which potential claims could be brought against us or our subsidiaries in the future, fulfill the criteria for recording a provision.

We are subject to an increasing number of product-related disputes. Our product liability claims often involve highly complex issues related to medical causation, correctness and completeness of product information (Summary of Product Characteristics/package leaflet) as well as label warnings and reliance thereon, scientific evidence and findings, actual and provable defectiveness and injury, and other matters. These complexities vary from matter to matter. As of September 30, 2025, none of these claims fulfill the criteria for recording a provision.

We are currently subject to certain claims by or on behalf of our shareholders. As of September 30, 2025, these claims do not fulfill the criteria for recording a provision.

Substantially all of our contingent liabilities are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We currently do not believe that any of these matters will have a material adverse effect on our financial position, and will continue to monitor the status of these and other claims that may arise. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. We will continue to evaluate whether, if circumstances were to change in the future, the recording of a provision may be needed and whether potential indemnification entitlements exist against any such claim.

Certain pending matters to which we are a party are discussed below.

Alnylam Proceedings

In March 2022, Alnylam Pharmaceuticals, Inc., or Alnylam, filed a lawsuit against Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that an existing patent owned by Alnylam, U.S. Patent No. 11,246,933, or the ‘933 Patent, is infringed by the cationic lipid used in Comirnaty, and seeking monetary relief, the amount of which is not specified in their filings. We filed a counterclaim to become party to the Alnylam proceeding, and in June 2022, Alnylam added to its claims allegations that we induced infringement of the ‘933 Patent. Additionally, in July 2022, Alnylam filed a lawsuit against us, our wholly owned subsidiary, BioNTech Manufacturing GmbH, Pfizer and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging that we also induced infringement of a newly issued patent, U.S. Patent No. 11,382,979, or the ‘979 Patent, which is a continuation of the ‘933 Patent. The two lawsuits were consolidated on July 28, 2022. In May 2023, Alnylam filed a third lawsuit against Pfizer Inc. and Pharmacia & Upjohn Co. LLC in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent Nos. 11,633,479; 11,633,480; 11,612,657; and 11,590,229, all of which are continuations of the ‘933 Patent. We filed a counterclaim to become party to the new proceeding, and in July 2023, Alnylam added to its claims allegations that we induced infringement of the four new patents. All of the lawsuits have been consolidated into a single proceeding. On February 24, 2025, Alnylam voluntarily dismissed U.S. Patent No. 11,633,480, with prejudice, from the lawsuit. On May 13, 2025, Alnylam filed an unopposed motion to stay the litigation and to withdraw its opposition to our motion for summary judgment of noninfringement, and requested that the Court enter judgment of noninfringement in our favor. The Court granted the stay on May 13, 2025. On July 30, 2025, the Court entered a final judgment of noninfringement of the asserted claims of all five patents. On August 29, 2025, Alnylam, we and the Pfizer parties entered into a settlement agreement and covenant not to sue (the “Alnylam Settlement Agreement”). Pursuant to the Alnylam Settlement Agreement, Alnylam agreed not to appeal the final judgment and we and Pfizer parties agreed not to seek attorneys’ fees or costs. The parties further agreed to certain mutual releases and covenants not to sue. The case has now concluded.

CureVac Proceedings

Infringement Proceedings – EP’122, DE’961, DE‘974, DE’575, and EP’668

In July 2022, CureVac AG, or CureVac, filed a lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging Comirnaty’s infringement of one European patent, EP1857122B1, or EP’122, and three Utility Models DE202015009961U1, DE202015009974U1, and DE202021003575U1. In August 2022, CureVac added European Patent EP3708668B1, or EP’668, to its German lawsuit.

On August 15, 2023, the Düsseldorf Regional Court held a hearing on infringement with respect to all five IP rights. At the hearing, the Court stated it would render its infringement ruling with respect to EP’122 on December 28, 2023. On September 28, 2023, the Court issued orders suspending its infringement rulings with respect to the remaining four IP rights (DE’961, DE’974, DE’575, and EP’668) pending validity decisions in the DE’961, DE’974, and DE’575 cancellation proceedings before the German Patent and Trademark Office and in the EP’668 opposition proceedings before the Opposition Division of the European Patent Office, or the EPO. In the September 28th orders, the Court explained that it was suspending its infringement rulings until validity decisions are reached, while contemporaneously noting concerns regarding the validity of DE’961, DE’974, DE’575, and EP’668. After EP’122 was declared invalid in the first-instance nullity proceedings by the Federal Patent Court on December 19, 2023 (see below), on December 27, 2023, the Düsseldorf Regional Court canceled the December 28, 2023 decision date and stayed the infringement proceedings as to EP’122 until a final appellate decision is rendered as to the validity of EP’122 by the Federal Court of Justice. On June 7, 2024, CureVac waived DE’575 and withdrew this utility model from the infringement proceedings.

On July 1, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’668 is likely invalid. The EPO Opposition Division held an oral hearing regarding the validity of EP’668 between March 25-27, 2025. At the conclusion of this hearing, the Opposition Division upheld EP’668 in amended form, but only after finding that the alleged technical effect – increased protein expression – was not achieved across the broad scope of the amended claim. The written decision by the Opposition Division to uphold EP’668 in amended form was issued on July 11, 2025, and BioNTech has appealed this written decision and the appeal is pending. An oral hearing with respect to infringement of EP’668 is currently scheduled for November 6, 2025, but the parties have submitted a request to the Dusseldorf Regional Court to postpone the hearing to mid-January 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request seeking to intervene in the EP’668 infringement proceedings, and its request to intervene will be heard at this same hearing.

Infringement Proceedings – EP’755, DE’123, and DE’130

In July 2023, CureVac SE filed a second lawsuit against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH and BioNTech Manufacturing Marburg GmbH, in the Düsseldorf Regional Court, alleging Comirnaty’s infringement of one European patent, EP4023755B1, or EP’755, and two Utility Models DE202021004123U1, and DE202021004130U1. On June 7, 2024, CureVac waived DE’123 and withdrew this utility model from the infringement proceedings. The Court has stayed the infringement proceedings with respect to DE’130 pending a validity decision in the co-pending cancellation proceeding before the German Patent and Trademark Office, where an oral hearing has been scheduled for December 8, 2025. On July 24, 2024, the EPO Opposition Division issued a preliminary opinion noting that it believes EP’755 is likely invalid, and held a three-day oral hearing beginning on May 13, 2025. At the conclusion of the hearing, the EPO Opposition Division upheld EP’755 in amended form. The written decision by the Opposition Division to uphold EP’755 in amended form was issued on August 6, 2025, and we have appealed the Opposition Division’s written decision and the appeal is pending. A hearing on infringement with respect to EP’755 is currently scheduled for November 6, 2025, but the parties have submitted a request to the Dusseldorf Regional Court to postpone this hearing to mid-January 2026. On July 3, 2025, GlaxoSmithKline Biologicals SA filed a request to intervene in the EP’755 infringement proceedings, and its request to intervene will be heard at this same hearing.

Nullity Proceedings – EP’122

In September 2022, we filed a nullity action in the Federal Patent Court of Germany seeking a declaration that EP’122 is invalid. In April 2023, the Federal Patent Court of Germany issued a preliminary opinion in the EP’122 nullity action in support of the validity of EP’122. The preliminary opinion does not address any infringement of EP’122. The preliminary opinion is a preliminary assessment by the court of the merits of a claim, and is non-binding. On December 19, 2023, the Federal Patent Court held an oral hearing, after which it nullified EP’122. On April 25, 2024, the Federal Patent Court issued a judgment containing its written reasons for nullifying EP’122. On May 6, 2024, CureVac appealed the judgment, which is currently pending. An oral hearing on this appeal is scheduled for July 2026.

Cancellation Proceedings – DE’961, DE‘974, and DE’575

In November 2022, we filed cancellation actions seeking the cancellation of the three German Utility Models in the German Patent and Trademark Office. On December 20, 2023, the German Patent and Trademark Office issued a preliminary opinion that DE’974 is likely to be cancelled. On January 23, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’961 is likely to be cancelled. Both preliminary opinions are based on invalidity pursuant to para. 1 (2) no. 5 Utility Model Act. On March 7, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’575 is likely to be cancelled. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’575. On June 12, 2024, we withdrew our request for cancellation of DE’575. On June 25 and 26, 2024, the German Patent and Trademark Office heard oral arguments regarding DE’961 and DE’974, and at the conclusion of the hearing on June 26, 2024, confirmed that both DE’961 and DE’974 were cancelled. In November 2024, the German Patent and Trademark Office issued its written decisions cancelling DE’961 and DE’974. CureVac has filed an appeal in both cancellation proceedings, which are currently pending.

Cancellation Proceedings– DE’123 and DE’130

In November 2023, we filed cancellation actions seeking the cancellation of German Utility Models DE’123 and DE’130 in the German Patent and Trademark Office. On June 6, 2024, CureVac submitted a written statement to the German Patent and Trademark Office waiving DE’123. On June 12, 2024, we withdrew our request for cancellation of DE’123. On December 5, 2024, the German Patent and Trademark Office issued a preliminary opinion that DE’130 is likely to be cancelled. An oral hearing regarding the validity of DE’130 before the German Patent and Trademark Office is scheduled for December 8, 2025.

We believe we have strong defenses against the allegations claimed relative to each of the patents and utility models and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of CureVac’s claims is ongoing and complex, and we believe the ultimate outcomes remain substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. We and CureVac have from time to time discussed potential options for the resolution of certain of these disputes and we continue to be actively engaged in such discussions. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

United States

In July 2022, we and Pfizer filed a complaint for a declaratory judgment in the U.S. District Court for the District of Massachusetts, seeking a judgment of non-infringement by Comirnaty of U.S. Patent Nos. 11,135,312; 11,149,278; and 11,241,493. In May 2023, the action in the U.S. District Court for the District of Massachusetts was transferred to the U.S. District Court for the Eastern District of Virginia, where CureVac filed counterclaims asserting infringement of six additional U.S. patents, U.S. Patent Nos. 10,760,070; 11,286,492; 11,345,920; 11,471,525; 11,576,966; and 11,596,686. In July 2023, CureVac filed amended counterclaims to assert an additional U.S. patent, U.S. Patent No. 11,667,910. In June 2024, CureVac voluntarily dismissed with prejudice its claims of infringement with respect to the ‘493, ‘525, and ‘966 patents. A three-week trial was set to begin on March 3, 2025, but the Court rescheduled it to begin on September 8, 2025. On July 7, 2025, GlaxoSmithKline Biologicals SA filed a motion to intervene in the litigation. On August 7, 2025, we, Pfizer and CureVac entered into a settlement agreement which, among other things, resolved the pending patent litigation among the parties in the United States, and set a framework for resolving patent litigation and allegations of patent infringement among the parties outside the United States (subject to the closing of BioNTech’s acquisition of CureVac) (see Note 4.2).

Moderna Proceedings

Germany

Infringement Proceedings – EP’949 and EP’565

In August 2022, Moderna filed a lawsuit against us and Pfizer and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, Pfizer Manufacturing Belgium NV, Pfizer Ireland Pharmaceuticals and Pfizer Inc. in the Düsseldorf Regional Court alleging Comirnaty’s infringement of two European patents, 3590949B1, or EP’949, and 3718565B1, or EP’565. With respect to EP’565, on November 7, 2023, the Opposition Division of the EPO revoked EP’565 after a one-day oral hearing held in the co-pending opposition proceeding, and on December 7, 2023, it issued the written decision revoking

EP’565. On February 7, 2024, Moderna appealed the Opposition Division’s revocation decision on EP’565, and the appeal is currently pending, with an oral hearing scheduled for January 27, 2026. On September 17, 2025, the EPO Boards of Appeal issued a preliminary opinion noting that it believes EP’565 is likely invalid. With respect to EP’949, on December 8, 2023, the Opposition Division issued a preliminary opinion noting that it believes EP’949 is likely invalid. As a result of those developments in the EPO proceedings, the Düsseldorf Regional Court postponed its hearing on infringement with respect to EP’949, originally scheduled for December 12, 2023, to January 21, 2025. On May 16, 2024, the EPO Opposition Division decided that EP’949 is valid, in amended form, and issued its written decision regarding the same on July 8, 2024. We appealed this decision, and the appeal is currently pending, with an oral hearing scheduled for September 2026. The Düsseldorf Regional Court held an infringement hearing on January 21, 2025, and on March 5, 2025, the Düsseldorf Regional Court issued a first-instance decision declining to stay the infringement proceedings and finding infringement of EP’949 by us and Pfizer. We and Pfizer have appealed the Düsseldorf Regional Court’s infringement decision, and the appeal is currently pending. The court has not ruled on the invalidity of EP’949, which will be decided in a next step by the EPO in the opposition appeal proceedings. Moderna has not yet taken steps to enforce the Düsseldorf Regional Court’s first-instance decision on infringement.

United Kingdom

In August 2022, Moderna filed a lawsuit asserting Comirnaty’s infringement of EP’949 and EP’565 against us and our wholly owned subsidiaries, BioNTech Manufacturing GmbH, BioNTech Europe GmbH and BioNTech Manufacturing Marburg GmbH, and Pfizer Limited, Pfizer Manufacturing Belgium NV and Pfizer Inc. in the Business and Property Courts of England and Wales, in the UK High Court. In September 2022, we and Pfizer filed a revocation action in the Business and Property Courts of England and Wales requesting revocation of EP’949 and EP’565.

The UK High Court held a trial between April 22, 2024, and May 21, 2024. On July 2, 2024, the UK High Court released two judgments. The first judgment concerns the validity of EP’949 and EP’565. In this first judgment, the UK High Court found that EP’565 is invalid and therefore not infringed, while EP’949 is valid and infringed. The second judgment concerns whether Moderna’s October 2020 commitment not to “enforce [its] COVID-19 related patents against those making vaccines intended to combat the pandemic,” or the Patent Pledge, amounted to a consent under UK law to carry out any acts that would otherwise amount to patent infringement. With respect to this judgment, the UK High Court found that Moderna’s Patent Pledge amounted to consent to carry out activities that might otherwise infringe its patents prior to March 2022, but not after March 2022.

The UK High Court held a hearing on September 25, 2024, during which the Court granted Pfizer and BioNTech permission to appeal its judgment regarding the validity of EP’949, and declined Moderna’s permission to appeal its judgment regarding validity of EP’565. On October 16, 2024, Moderna sought permission from the UK Appeals Court to appeal the EP’565 judgment. On November 11, 2024, the UK Appeals Court denied Moderna’s application to appeal; accordingly, the UK designation of EP’565 is finally revoked with no further opportunity to appeal in UK. No party sought permission to appeal the UK High Court’s judgment on the patent pledge.

The UK Court of Appeal held an oral hearing on the appeal of EP’949 on July 10-11, 2025. On August 1, 2025, the UK Court of Appeal issued a judgment agreeing with the UK High Court that EP ‘949 is valid, and dismissing our appeal. We have applied for permission to appeal this decision to the UK Supreme Court.

United States

U.S. District Court Litigation

In August 2022, Moderna filed a lawsuit in the U.S. District Court for the District of Massachusetts against us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. and Pfizer Inc. alleging Comirnaty’s infringement of U.S. Patent Nos. 10,898,574; 10,702,600 and 10,933,127 and seeking monetary relief. On April 12, 2024, the U.S. District Court for the District of Massachusetts stayed the litigation pending resolution of the inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127.

Inter Partes Review

In August 2023, Pfizer and we filed petitions seeking inter partes review of U.S. Patent Nos. 10,702,600 and 10,933,127 before the United States Patent Trial and Appeal Board, or the PTAB. On March 6, 2024, the PTAB issued decisions instituting inter partes review proceedings on all challenged claims of U.S. Patent Nos. 10,702,600 and 10,933,127. An oral hearing on the merits occurred on December 10, 2024. On March 5, 2025, the PTAB found all challenged claims of Moderna’s U.S. Patent Nos. 10,933,127 and 10,702,600 to be unpatentable and thus invalid. Moderna appealed this decision on May 6, 2025.

Netherlands

In September 2022, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH and Pfizer B.V., Pfizer Export B.V., C.P. Pharmaceuticals International C.V. and Pfizer Inc. in the District Court of The Hague alleging Comirnaty’s infringement of EP‘949 and EP’565. The District Court of the Hague held a hearing on October 6, 2023, on infringement and validity with respect to EP’949. On December 6, 2023, the Court found EP’949 to be invalid. On March 5, 2024, Moderna appealed this decision, and the appeal is pending. A hearing on the EP’949 appeal occurred on September 22, 2025, with a decision expected on or around December 9, 2025. The EP’565 case has been stayed pending the outcome of Moderna’s appeal of the Opposition Division’s revocation of EP’565.

Ireland

In May 2023, Moderna filed a lawsuit against us and our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc., Pfizer Healthcare Ireland, Pfizer Ireland Pharmaceuticals, and C.P. Pharmaceuticals International C.V. alleging Comirnaty’s infringement of EP’949 and EP’565 in the High Court of Ireland. On February 26, 2024, the High Court of Ireland stayed the lawsuit pending the final determination of the EPO opposition proceedings for EP’949 and EP’565 (in each case including any appeals).

Belgium

In May 2023, Moderna filed a lawsuit against us, our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Inc. and Pfizer Manufacturing Belgium alleging Comirnaty’s infringement of EP’949 and EP’565 in the Brussels Dutch-speaking Enterprise Court. On May 29, 2024, the parties filed a joint request to stay the proceedings, which was entered by the Enterprise Court.

All of the above proceedings are currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the proceedings mentioned above. However, our analysis of Moderna’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

Arbutus and Genevant Proceedings

In April 2023, Arbutus Biopharma Corp., or Arbutus, and Genevant Sciences GmbH, or Genevant, filed a lawsuit against Pfizer and us in the U.S. District Court for the District of New Jersey alleging that Pfizer and we have infringed the following patents owned by Arbutus: U.S. Patent Nos. 9,504,651; 8,492,359; 11,141,378; 11,298,320; and 11,318,098, through the use of Genevant’s lipid nanoparticle technology and methods for producing such lipids in Comirnaty, and seeking monetary relief. This proceeding is currently pending.

We believe we have strong defenses against the allegations claimed relative to each of the patents and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Arbutus and Genevant’s claims is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, these matters constitute contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

GlaxoSmithKline Proceedings

United States

In April 2024, GlaxoSmithKline Biologicals SA and GlaxoSmithKline LLC, or GSK, filed a lawsuit against Pfizer and us and our wholly owned subsidiaries BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S. District Court for the District of Delaware alleging that the cationic lipid used in Comirnaty infringes U.S. Patent Nos. 11,638,693; 11,638,694; 11,666,534; 11,766,401; and 11,786,467; and seeking monetary relief. On August 14, 2024, GSK filed an amended complaint to assert infringement of three additional patents, U.S. Patent Nos. 11,759,422; 11,655,475; and 11,851,660. This proceeding is currently pending.

Ireland

In July 2025, GlaxoSmithKline Biologicals SA filed a lawsuit against our wholly owned subsidiary BioNTech Manufacturing GmbH, Pfizer Ireland Pharmaceuticals Unlimited Company, and Pfizer Healthcare Ireland Unlimited Company, alleging Comirnaty’s infringement of European Patent Nos. 2,590,626, 4,066,856, and 4,226,941 in the High Court of Ireland. This proceeding is currently pending.

Unified Patent Court

In July 2025, GlaxoSmithKline Biologicals SA filed two lawsuits against BioNTech SE, BioNTech Europe GmbH, BioNTech Manufacturing GmbH, and BioNTech Manufacturing Marburg GmbH, as well as 26 Pfizer entities, in the Unified Patent Court (Hague Division). In the first lawsuit, GlaxoSmithKline Biologicals SA alleges Comirnaty’s infringement of European Patent No. 2,590,626, and in the second lawsuit, GlaxoSmithKline Biologicals SA alleges Comirnaty’s infringement of European Patent Nos. 4,066,856 and 4,226,941. This proceeding is currently pending.

United Kingdom

In September 2025, BioNTech and Pfizer filed a revocation action against GlaxoSmithKline Biologics SA in the Business and Property Courts of England and Wales, in the U.K. High Court, requesting revocation of European Patent Nos. 2,590,626, 4,066,856, and 4,226,941. On October 7, 2025, GlaxoSmithKline Biologics SA filed a defense and counterclaim for infringement against BioNTech SE and BioNTech Manufacturing GmbH, alleging Comirnaty’s infringement of European Patent Nos. 2,590,626, 4,066,856, and 4,226,941. This proceeding is currently pending.

The Company believes it has strong defenses against the allegations claimed relative to each of the patents and intends to vigorously defend itself in the lawsuit mentioned above. However, the Company’s analysis of GSK’s claims is ongoing and complex, and the Company believes the outcome of the suit remains substantially uncertain. In light of the foregoing, as well as discussions with the Company’s outside counsel, the Company believes the probability of a loss, if any, being sustained by the Company and the estimate of the amount of any possible loss to the Company remains difficult to ascertain. As a result, the Company has determined that this matter is most appropriately accounted for as a contingency and that no accrual is warranted at this time.

Promosome Proceedings

In January 2025, Promosome LLC, or Promosome, filed a lawsuit against us and Pfizer in the Unified Patent Court, or UPC, Munich Division, alleging that Comirnaty infringes EP 2 401 365 and seeking monetary relief. An oral hearing wherein the UPC will hear the parties’ arguments regarding infringement and invalidity has been scheduled for May 2026. This proceeding is currently pending.

We believe we have strong defenses against the allegations claimed relative to the patent and intend to vigorously defend ourselves in the lawsuit mentioned above. However, our analysis of Promosome’s claim is ongoing and complex, and we believe the outcome of the suit remains substantially uncertain. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision at the balance sheet date. In our opinion, this matter constitute a contingent liabilities as of the balance sheet date. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liability.

Ladewig Proceedings

In January 2024, we and certain of our officers and directors were named as defendants in a securities class action complaint captioned Ladewig v. BioNTech SE filed in the U.S. District Court for the Central District of California brought on behalf of a putative class of investors who purchased our securities from March 30, 2022 through October 13, 2023. Plaintiffs allege that we violated Sections 10(b) and 20(a) of the Exchange Act by stating that we were “well positioned” to remain a “market leader” in vaccines for the prevention of COVID-19 and by purportedly overstating demand for Comirnaty. Plaintiffs further allege that we failed to adapt our inventory to reflect the emergence of new COVID variants. On July 15, 2024, the case was transferred to the U.S. District Court for the Southern District of New York (the “District Court”). We applied for a motion to dismiss the class action complaint on November 18, 2024. On September 30, 2025, the District Court dismissed the operative complaint in its entirety. Plaintiffs did not file a notice of appeal to the U.S. Court of Appeals for the Second Circuit by the October 30, 2025 deadline to do so. Nor, as of the date of this disclosure, have Plaintiffs moved the District Court for leave to amend their pleading. We believe that any such request for amendment would be meritless and untimely. However, should Plaintiffs obtain leave to amend their pleading, we believe that we have strong defenses against the allegations claimed and intend to vigorously defend ourselves in the lawsuit mentioned above. We cannot reasonably estimate the maximum potential exposure or the range of possible loss for this matter. Taking into account discussions with our external lawyers, we do not consider the probability of an outflow of resources to be sufficient to recognize a provision. In our opinion, these matters constitute contingent liabilities. However, it is currently impractical for us to estimate with sufficient reliability the respective contingent liabilities.

12. Related Party Disclosures

ATHOS KG, Holzkirchen, Germany is the sole shareholder of AT Impf GmbH, Munich, Germany and a beneficial owner of our ordinary shares. Entities controlled by ATHOS KG mainly provide rental and property management activities and sell property, plant and equipment to us. The total amount of transactions with ATHOS KG or entities controlled by them had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025, compared to the details disclosed in Note 21 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2024.

Members of the Management Board and the Supervisory Board of BioNTech SE are related parties as key management personnel having authority and responsibility for planning, directing, and controlling the activities of BioNTech SE directly or indirectly. The total amount of transactions with related parties had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025, compared to the details disclosed in Note 21 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2024.

13. Events after the Reporting Period

Public Exchange Offer for All Outstanding Shares of CureVac N.V.

On October 22, 2025, we announced that we commenced our public exchange offer for all outstanding shares of CureVac N.V. The offer is being made pursuant to the previously announced purchase agreement between us and CureVac, dated as of June 12, 2025.

Under the terms of the purchase agreement, each CureVac share will be exchanged for approximately $5.46 in our ADSs, resulting in an implied aggregate equity value for CureVac of approximately $1.25 billion (subject to the adjustments described below). The consideration is subject to a collar mechanism, such that if the 10-day volume weighted average price, or VWAP, of a BioNTech ADS ending on, and including, the fifth business day prior to the closing of the offer is greater than or equal to $126.55, each CureVac share will be exchanged for 0.04318 of a BioNTech ADS, and if the VWAP is less than or equal to $84.37, the exchange ratio will be 0.06476 of a BioNTech ADS.

The offer will expire at 9:00 a.m. (New York City time) on December 3, 2025, unless extended or terminated earlier, in each case in accordance with the terms of the purchase agreement. The offer is subject to various conditions, including at least 80% of CureVac’s shares (threshold may be reduced to 75% unilaterally by us under certain circumstances) being tendered into the offer and accepted for payment and the receipt of required regulatory approvals.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Offer, BioNTech has filed a Registration Statement on Form F-4 and amendments thereto (as so amended, the “Registration Statement”) with the SEC, including an offer to exchange/prospectus (the “Exchange Offer Prospectus”), to register under the Securities Act of 1933, as amended, the issuance of BioNTech ADSs. The Registration Statement has become effective. In addition, BioNTech has filed with the SEC a tender offer statement on Schedule TO (the “Schedule TO”), which includes, as exhibits, the Exchange Offer Prospectus, a form of letter of transmittal, and other customary ancillary documents and CureVac has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Offer has commenced. The solicitation and offer to exchange CureVac Shares is being made only pursuant to the Schedule TO and related Exchange Offer Prospectus or the EU Prospectus (as referred to below) or the Exemption Document. This material is not a substitute for the Exchange Offer Prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac has filed or may file with the SEC and has sent or will send to CureVac’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL, AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, THE EU PROSPECTUS (IF RELEVANT), THE EXEMPTION DOCUMENT (IF RELEVANT), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors can obtain free copies of the Registration Statement, Exchange Offer Prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com. All documents are also available from Georgeson, LLC, the information agent for the Offer, at +1 888 686-7195 (toll free), +1 732 353-1948 (collect) or Curevacoffer@georgeson.com.

EEA

With respect to the public offering of BioNTech ADSs to the shareholders of CureVac in Austria, Germany, France, Italy, the Netherlands and Spain, this document is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). With respect to the public offering of BioNTech ADSs to shareholders of CureVac in Switzerland, this document constitutes advertising in accordance with article 68 Swiss Financial Services Act of 15 June 2018 (the “FinSA”). This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus (the “EU Prospectus”) which is be available free of charge, together with the relevant translation(s) of the summary and any supplements thereto, if any, from BioNTech’s website (https://investors.biontech.de/eea-switzerland-disclaimer). The EU Prospectus has been approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and is, therefore, considered approved in Switzerland by the review body of SIX Exchange Regulation Ltd. pursuant to the FinSA. The approval of the securities prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech.

In relation to each state which is a party to the agreement relating to the European Economic Area (a “Relevant Member State”) the offer to exchange all of the CureVac shares for BioNTech ADSs contemplated by the EU Prospectus is not made in that Relevant Member State, except as set out below. No BioNTech ADSs have been offered or will be offered to the public in a Relevant Member State other than in Austria, Germany, France, Italy, the Netherlands and Spain, in each case based on the EU Prospectus, except that BioNTech ADSs may be offered to the public in a Relevant Member State at any time under the following exemptions under the Prospectus Regulation: (i) to any qualified investor as defined in Article 2 lit. (e) of the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 lit. (e) the Prospectus Regulation), or (iii) in any other circumstances falling within Article 1 para. 4 of the Prospectus Regulation, provided that no such offer (as set forth in clauses (i) to (ii)) of BioNTech ADSs will result in a requirement for the publication by BioNTech of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In relation to Switzerland, the offer of BioNTech ADSs to the public in Switzerland is based on the EU Prospectus, which is considered to be approved by and has been registered and filed with the review body of SIX Exchange Regulation Ltd., or otherwise under the exemptions specified in the FinSA and the Swiss Financial Services Ordinance of 6 November 2019.

Investors in Austria, Germany, France, Italy, the Netherlands and Spain as well as investors in Switzerland should acquire BioNTech ADSs solely on the basis of the EU Prospectus (including the documents incorporated by reference therein and any supplements thereto, if any) relating to the BioNTech ADSs and should read the EU Prospectus (including any documents incorporated by reference therein and any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.